# Greater Atlantic Financial Corp.

## 2006 ANNUAL REPORT

Greater Atlantic Bank
Established 1886



## Mission Statement

Greater Atlantic Bank is a strong local community bank embarking on its second century of service to the public. With a remarkable vision for the future and a keen understanding and appreciation of the past, Greater Atlantic possesses a dynamic strategy for serving customers and competing successfully in today's business environment.

The hallmark of our business philosophy is what we refer to as our principles of recognition and they serve us effectively every day. They are as follows:

- Recognize the need to serve our customers in a friendly, courteous and professional manner . . .
- Recognize our civic responsibility by participating in and supporting programs that enhance the quality of life in the communities we serve . . .
- Recognize our obligation to our employees to provide a pleasant and efficient environment in which to work and thereby enhance their efforts on behalf of our customers . . .
- Recognize the need to constantly evaluate and improve the products and services we provide . . .
- Recognize the intrinsic values of having our branch offices take on the personalities of the neighborhoods they serve rather than having a corporate and impersonal presence . . .
- Recognize our commitment to peak financial performance . . .
- And finally,
- Recognize **all** of our customers.

## FINANCIAL HIGHLIGHTS

*(Dollars in thousands, except per share data)*

| *At or for fiscal year ended September 30,* | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net interest income | $7,489 | $6,412 | $6,115 |
| Net income (loss) | (5,571) | (1,630) | (3,489) |
| *Per Common Share* | | | |
| Net earnings basic | $ (1.84) | $ (0.54) | $ (1.16) |
| Net earnings diluted | (1.84) | (0.54) | (1.16) |
| Book value at year end | 2.93 | 4.76 | 5.29 |
| *At September 30* | | | |
| Total Assets | $305,219 | $339,542 | $433,174 |
| Loans receivable, net | 193,307 | 194,920 | 246,387 |
| Deposits | 230,174 | 237,794 | 288,956 |
| Stockholders' equity | 8,850 | 14,375 | 15,944 |
| Non-performing loans | 1,110 | 1,604 | 953 |
| *Financial Ratios* | | | |
| Return on average assets | (1.77)% | (0.44)% | (0.69)% |
| Return on average equity | (45.80) | (11.79) | (22.90) |
| Net interest margin | 2.46 | 1.79 | 1.25 |

## GREATER ATLANTIC FINANCIAL CORP.
Table of Contents

**Message to shareholders**

This past year has been a transition year for Greater Atlantic Financial Corp., one in which the Company initiated a review of its strategic options but had progress on that review interrupted by events outside the Company's control. As we announced on February 22, 2006, the Company engaged Sandler O'Neill & Partners, L. P. to advise the Company on the financial aspects of our review of the Company's options.

I had indicated in my message last year that the Company decided to exit from the mortgage banking business when it proved no longer to be a desirable line and the source for much of the losses sustained by the Company in fiscal year 2006 and early in fiscal year 2007.

In connection with leaving the mortgage business and shutting down the operations of Greater Atlantic Mortgage Corporation, we discovered an unreconciled inter-company account between Greater Atlantic Mortgage and the Bank, initially estimated at approximately $2.1 million. The Company immediately commenced an investigation to determine the impact on the Company's historical financial statements and to determine the periods affected. Ultimately, our Audit Committee concluded that the Company's loss from the unreconciled account amounted to $1.4 million.

Before we were able to complete that investigation, the Company was served with a Demand for Arbitration resulting from the termination of the operations of Greater Atlantic Mortgage which was not resolved until February 9, 2007. The combination of the unreconciled inter-company account and the outstanding Demand for Arbitration effectively suspended the Company's review of its available options. With those two items resolved, the Company, with the assistance of Sandler O'Neill & Partners, L. P., has reinstituted that review.

I look forward to reviewing our plans with you at the annual shareholders meeting on April 25, 2007.

Sincerely,

Charles W. Calomiris
Chairman of the Board

*Greater Atlantic Financial Corp. and Subsidiaries*

## SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following Selected Consolidated Financial Data in conjunction with our Consolidated Financial Statements and the notes thereto, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Annual Report.

| At or For the Years Ended September 30, | 2006 | 2005 (Restated) (4) | 2004 (Restated) (4) | 2003 (Restated) (4) | 2002 (Restated) (4) |
|---|---|---|---|---|---|
| (In Thousands, Except Per Share Data) | | | | | |
| **Consolidated Statements of Operations Data:** | | | | | |
| Interest income | $18,794 | $16,958 | $18,085 | $19,361 | $20,538 |
| Interest expense | 11,305 | 10,546 | 11,970 | 12,277 | 12,933 |
| Net interest income | 7,489 | 6,412 | 6,115 | 7,084 | 7,605 |
| Provision for loan losses | 126 | 219 | 209 | 791 | 832 |
| Net interest income after provision for loan losses | 7,363 | 6,193 | 5,906 | 6,293 | 6,773 |
| Noninterest income (loss) | 639 | 3,173 | 547 | 766 | (2,589) |
| Noninterest expense | 11,085 | 9,889 | 10,370 | 10,014 | 8,985 |
| (Loss) income from continuing operations before taxes | (3,083) | (523) | (3,917) | (2,955) | (4,800) |
| Provision for income taxes | - | - | - | - | - |
| (Loss) income from continuing operations | (3,083) | (523) | (3,917) | (2,955) | (4,800) |
| Discontinued operations: | | | | | |
| (Loss) income from operations | (2,488) | (1,107) | 428 | 4,898 | 1,968 |
| Net (loss) income | $ (5,571) | $ (1,630) | $ (3,489) | $ 1,943 | $ (2,832) |
| **Per Share Data:** | | | | | |
| Net income (loss): | | | | | |
| Basic | $(1.84) | $(0.54) | $(1.16) | $0.65 | $(0.94) |
| Diluted | $(1.84) | $(0.54) | $(1.16) | $0.44 | $(0.94) |
| Book value | 2.93 | 4.76 | 5.29 | 6.79 | 6.14 |
| Tangible book value | 2.96 | 4.80 | 5.22 | 6.38 | 5.74 |
| Weighted average shares outstanding: | | | | | |
| Basic | 3,020,934 | 3,015,509 | 3,012,434 | 3,012,434 | 3,010,420 |
| Diluted | 3,020,934 | 3,015,509 | 3,012,434 | 4,413,462 | 3,010,420 |
| Shares outstanding | 3,020,934 | 3,020,934 | 3,012,434 | 3,012,434 | 3,012,434 |
| **Consolidated Statements of Financial Condition Data:** | | | | | |
| Total assets | $305,219 | $339,542 | $433,174 | $498,456 | $502,098 |
| Total loans receivable, net | 193,307 | 194,920 | 246,387 | 242,253 | 248,081 |
| Allowance for loan losses | 1,330 | 1,212 | 1,600 | 1,550 | 1,699 |
| Mortgage-loans held for sale | - | 9,517 | 5,528 | 6,554 | 14,553 |
| Investment securities (1) | 48,557 | 58,502 | 60,285 | 138,049 | 157,247 |
| Mortgage-backed securities | 31,600 | 57,296 | 92,722 | 86,735 | 52,112 |
| Total deposits | 230,174 | 237,794 | 288,956 | 297,876 | 281,877 |
| FHLB advances | 36,000 | 38,000 | 51,200 | 86,800 | 96,500 |
| Other borrowings | 18,574 | 38,479 | 64,865 | 77,835 | 91,010 |
| Guaranteed convertible preferred securities of subsidiary trust | 9,388 | 9,378 | 9,369 | 9,359 | 9,346 |
| Total stockholders' equity | 8,850 | 14,375 | 15,944 | 20,442 | 18,483 |
| Tangible capital | 8,943 | 14,514 | 15,379 | 19,228 | 17,286 |

*Greater Atlantic Financial Corp. and Subsidiaries*
**SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA - (continued)**

| At or For the Years Ended September 30, | 2006 | 2005 (Restated)(4) | 2004 (Restated)(4) | 2003 (Restated)(4) | 2002 (Restated)(4) |
|---|---|---|---|---|---|
| (In Thousands, Except Per Share Data) | | | | | |
| **Average Consolidated Statements of Financial Condition Data** | | | | | |
| Total assets | $315,133 | $370,729 | $504,039 | $477,882 | $422,825 |
| Investment securities(1) | 66,789 | 70,633 | 123,198 | 161,161 | 155,350 |
| Mortgage-backed securities(1) | 43,979 | 77,424 | 111,016 | 51,046 | 39,320 |
| Total loans | 193,688 | 210,152 | 253,772 | 251,386 | 214,501 |
| Allowance for loan losses | 1,264 | 1,609 | 1,498 | 1,696 | 1,148 |
| Total deposits | 210,311 | 245,518 | 275,636 | 279,469 | 243,120 |
| Total stockholders' equity | 12,164 | 13,830 | 15,236 | 15,132 | 18,140 |
| **Performance Ratios (2)** | | | | | |
| Return on average assets | (1.77)% | (0.44)% | (0.69)% | 0.41% | (0.67)% |
| Return on average equity | (45.80) | (11.79) | (22.90) | 12.83 | (15.61) |
| Equity to assets | 2.90 | 4.23 | 3.68 | 4.10 | 3.68 |
| Net interest margin | 2.46 | 1.79 | 1.25 | 1.53 | 1.86 |
| Efficiency ratio(3) | 136.38 | 103.17 | 155.66 | 127.58 | 179.13 |
| **Asset Quality Data:** | | | | | |
| Non-performing assets to total assets, at period end | 0.36 | 0.54 | 0.22 | 0.28 | 0.09 |
| Non-performing loans to total loans, at period end | 0.55 | 0.75 | 0.37 | 0.57 | 0.18 |
| Net charge-offs to average total loans | 0.00 | 0.28 | 0.06 | 0.36 | 0.03 |
| Allowance for loan losses to: | | | | | |
| Total loans | 0.66% | 0.56% | 0.62% | 0.62% | 0.66% |
| Non-performing loans | 119.82 | 75.56 | 167.89 | 109.31 | 374.23 |
| Non-performing loans | $1,110 | $1,604 | $953 | $1,418 | $454 |
| Non-performing assets | 1,110 | 1,836 | 953 | 1,446 | 797 |
| Allowance for loan losses | 1,330 | 1,212 | 1,600 | 1,550 | 1,699 |
| **Capital Ratios of the Bank:** | | | | | |
| Leverage ratio | 5.51% | 6.66% | 5.59% | 5.68% | 4.90% |
| Tier 1 risk-based capital ratio | 8.59 | 10.25 | 9.81 | 12.08 | 10.97 |
| Total risk-based capital ratio | 9.11 | 10.75 | 10.42 | 12.70 | 11.73 |

(1) Consists of securities classified as available-for-sale, held-to-maturity and for trading.
(2) Ratios are presented on an annualized basis where appropriate.
(3) Efficiency ratio consists of noninterest expense divided by net interest income and noninterest income.
(4) The Consolidated Financial statements and data for 2005, 2004, 2003 and 2002 have been restated to reflect adjustments that are described in Notes 2 and 3 to the Consolidated Financial Statements.

## Management's Discussion and Analysis

### Forward-Looking Statements

When used in this Annual Report and in future filings by the company with the Securities and Exchange Commission (the "SEC"), in the company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the company's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The company wishes to advise readers that the factors listed above could affect the company's financial performance and could cause the company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The company does not undertake and specifically declines any obligation to publicly release the results of any revisions, which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

### General

The profitability of the company and, more specifically, the profitability of its primary subsidiary, the bank, depends primarily on its net interest income. Net interest income is the difference between the interest income it earns on its loans and investment portfolio, and the interest it pays on interest-bearing liabilities, which consist mainly of interest paid on deposits and borrowings.

The level of our non-interest income and operating expenses also affects our profitability. Non-interest income consists primarily of gains on sales of loans and available-for-sale investments, service charge fees and commissions earned by non-bank subsidiaries. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, equipment and technology-related expenses and other general operating expenses.

The operations of the bank, and banking institutions in general, are significantly influenced by general economic conditions and related monetary and fiscal policies of regulatory agencies. Deposit flows and the cost of deposits and borrowings are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

During 2006, the company restated its historical financial statements to reflect the accounting treatment for losses discovered in its subsidiary's, (GAMC's) unreconciled inter-company account (See Note 2 to the consolidated financial statements). The losses were discovered as the bank discontinued the operations of the subsidiary. The loss in any given year did not reach a material amount such as to require restatement. However, the bank determined to provide the restatements because the cumulative amount of the losses aggregated $1.4 million. The revisions had no impact on the cash flows of the bank.

As previously reported in a Form 8-K filed on September 8, 2006, the company announced that a Demand for Arbitration Before the American Arbitration Association was filed against the company, the bank, GAMC, and Carroll E. Amos, President and Chief Executive Officer of the company and the bank. (See Item 3. Legal Proceedings of this Form 10-K.) During the course of the negotiations, the company proposed a settlement offer which would require a contribution of $500,000 by the company toward the settlement. That offer was accepted conditioned on the execution of a mutual release by the parties. In a Form 8-K filed on February 9, 2007, the company announced that the arbitration had been mutually and amicably resolved.

**Critical Accounting Policies, Estimates and Judgments**

The company's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Management continually evaluates its estimates and judgments including those related to the allowance for loan losses and income taxes. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The company believes that of its significant accounting policies, the following may involve a higher degree of judgment or complexity.

**Allowance for Loan Losses**

The company maintains an allowance for loan losses based on management's evaluation of the risks inherent in its loan portfolio and the general economy. Management classifies loans as substandard, doubtful or loss as required by federal regulations. Management provides a 100% reserve for all assets classified as loss. Further, management bases its estimates of the allowance on current economic conditions, actual loss experience and industry trends. Also, the company discontinues recognizing interest income on loans with principal and/or interest past due 90 days.

**Income Taxes**

The provision (or benefit) for income taxes is based on taxable income, tax credits and available net operating losses. The company records deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. If enacted tax rates change, the company would adjust the deferred tax assets and liabilities, through the provision for income taxes in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. The company records a valuation allowance on deferred tax assets to reflect the expected future tax benefits expected to be realized. In determining the appropriate valuation allowance, the company considers the expected level of future taxable income and available tax planning strategies. At September 30, 2006, the company had deferred tax assets of $1.9 million, which is net of a valuation allowance of $3.5 million.

**Recent Accounting Standards**

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123 (Revised 2004) ("SFAS No. 123R"), "Share-Based Payment," in December 2004. SFAS No. 123R is a revision of FASB Statement 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and the company adopted the standard in the first quarter of fiscal 2006. The adoption of this statement did not have a material impact on its consolidated financial position or results of operations.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 generally requires retrospective application to prior periods' financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. This standard was effective for the company beginning October 1, 2006.

In July 2006, the FASB issued Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes" - an Interpretation of SFAS No. 109, "Accounting for Income Taxes." FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by a taxing authority. The term "more-likely-than-not" means a likelihood of more than 50 percent. FIN 48 is effective as of Jan. 1, 2007, with early application permitted. Any impact from the adoption of FIN 48 will be recorded directly to the beginning balance of retained earnings and reported as a change in accounting principle. We are currently evaluating the impact of this Interpretation, but do not expect it to be material.

On October 1, 2006, we adopted SFAS 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No.140." SFAS 156 was issued in March 2006 and requires all newly recognized servicing rights and obligations to be initially measured at fair value. For each class of separately recognized servicing rights and obligations retained, we have elected to continue to account for each under the amortization method which requires us to amortize servicing assets or liabilities in proportion to and over the periods of estimated net servicing income or net servicing loss.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses the SEC staff views regarding the process by which misstatements in financials statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The company does not believe SAB 108 will have a material impact on its consolidated financials statements.

In September 2006, the Financial Accounting Standards Board released Statement No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. This Statement applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. While we are currently evaluating the effect of the guidance contained in this Statement, we do not expect the implementation to have a material impact on our consolidated financial statements.

**Discontinued mortgage banking operations**

On March 29, 2006, we began the process of discontinuing the operations of the bank's subsidiary, GAMC. It was determined that, because it was unprofitable, this business no longer fit our strategy.

Due to the unprofitable operations of GAMC, the company recognized an additional loss of $1.5 million during fiscal 2006. In addition to the loss from operations, a non-recurring pre-tax impairment charge on long-lived assets of $996,000 was recorded and included in discontinued operations in the consolidated statements of operations. That charge requires a write down of long-lived assets by recording an impairment charge due to the discontinuance of operations effective March 29, 2006.

As a result of the above action, we applied discontinued operations accounting in the third quarter of 2006, as we completed the closing of the GAMC business. Accordingly, the income statements for all periods have been adjusted. The reclassification of GAMC's results to discontinued operations primarily resulted in a reduction to previously reported levels of net interest income, a reduction in noninterest income and a reduction in noninterest expense. The table below summarizes GAMC's results which were treated as discontinued operations for the periods indicated.

| | Year Ended September 30, | |
|---|---|---|
| | 2006 | 2005 (Restated) |
| (Dollars in Thousands, Except Per Share Data | | |
| Interest income | $ 280 | $ 478 |
| Interest expense | 257 | 347 |
| Net interest income | 24 | 131 |
| Noninterest income | 2,149 | 5,072 |
| Noninterest expense | 4,661 | 6,310 |
| Provision for income taxes | - | - |
| Net income (loss) | $ (2,488) | $ (1,107) |
| Earnings per share – basic | $ (0.82) | $ (0.37) |
| Earnings per share – diluted | (0.82) | (0.37) |

**Financial Condition**
**2006 Compared to 2005**

At September 30, 2006, the company had total assets of $305.2 million, a decrease of $34.3 million or 10.11% from the $339.5 million recorded at the close of the comparable period one-year ago. Investments and mortgage-backed securities at September 30, 2006, amounted to $80.2 million a decrease of $35.6 million or 30.78% from the $115.8 million held at September 30, 2005, as a result of prepayments of $42.0 million offset in part by purchases of $7.7 million. Loans receivable and loans held for sale at September 30, 2006, amounted to $193.3 million, a decrease of 5.44% from the $204.4 million held at September 30, 2005, primarily as a result a $9.5 million decrease in loans held for sale, coupled with a $12.6 million decline in land and consumer loans outstanding. Those declines were due primarily to discontinuing the operations of the bank's subsidiary, GAMC as it was determined that, because it was unprofitable, this business no longer fit our strategy and was coupled with payoffs and lower than anticipated loan originations. Deposits amounted to $230.2 million at September 30, 2006, a decrease of $7.6 million from the $237.8 million held one year ago. That decline was primarily the result of decreases in our checking, savings and certificates of deposit accounts, and was offset by increases in non-interest checking and our money funds accounts.

**Results of Operations**
## 2006 Compared to 2005

During 2006, the company restated its historical financial statements to revise the accounting treatment for losses discovered in its subsidiary, GAMC's unreconciled inter-company account. The losses were discovered as the bank discontinued the operations of the subsidiary. The loss in any given year did not reach a material amount such as to require restatement. However, the bank determined to provide the restatements because of the cumulative amount of the losses aggregated $1.4 million. The revisions had no impact on the cash flows of the bank. The table below includes the effect of the restatement and the presentation of GAMC as discontinued operations.

| | As originally reported | Restatement | Discontinued operations | As restated |
|---|---|---|---|---|
| Year ended September 30, 2005 | | | | |
| Interest income | $ 17,436 | $ - | $ 478 | $ 16,958 |
| Interest expense | 10,893 | - | 347 | 10,546 |
| Net interest income | 6,543 | - | 131 | 6,412 |
| Noninterest income | 8,317 | (72) | 5,072 | 3,173 |
| Noninterest expense | 16,199 | - | 6,310 | 9,889 |
| Discontinued operations | - | - | (1,107) | (1,107) |
| Net income (loss) | (1,558) | (72) | - | (1,630) |
| Earnings per share – continuing | (0.52) | (0.02) | 0.37 | (0.17) |
| Earnings per share – discontinued | (0.00) | (0.00) | (0.37) | (0.37) |
| Year ended September 30, 2004 | | | | |
| Interest income | $ 18,962 | $ - | $ 877 | $ 18,085 |
| Interest expense | 12,355 | - | 385 | 11,970 |
| Net interest income | 6,607 | - | 492 | 6,115 |
| Noninterest income | 9,929 | (297) | 9,085 | 547 |
| Noninterest expense | 19,430 | - | 9,060 | 10,370 |
| Discontinued operations | - | - | 428 | 428 |
| Net income (loss) | (3,192) | (297) | - | (3,489) |
| Earnings per share – continuing | (1.06) | (0.10) | (0.14) | (1.30) |
| Earnings per share – discontinued | (0.00) | 0.00 | 0.14 | 0.14 |

*Net Income.* For the fiscal year ended September 30, 2006, the company had a net loss from continuing operations of $3.1 million or $1.02 per diluted share compared to a loss from continuing operations of $523,000 or $0.17 per diluted share for fiscal year 2005. The $2.6 million decline in earnings over the comparable period one-year ago was primarily the result of an increase in non-interest expense and a decrease in non-interest income. That increase in non-interest expense and decrease in non-interest income were partially offset by an increase in net interest income and a decrease in the provision for loan losses.

*Net Interest Income.* An important source of our earnings is net interest income, which is the difference between income earned on interest-earning assets, such as loans, investment securities and mortgage-backed securities, and interest paid on interest-bearing liabilities such as deposits and borrowings. The level of net interest income is determined primarily by the relative average balances of interest-earning assets and interest-bearing liabilities in combination with the yields earned and rates paid upon them. The correlation between the repricing of interest rates on assets and on liabilities also influences net interest income.

The following table presents a comparison of the components of interest income and expense and net interest income.

| | Years ended September 30, | | Difference | |
|---|---|---|---|---|
| | 2006 | 2005 | Amount | % |
| (Dollars in thousands) | | | | |
| Interest income: | | | | |
| Loans | $ 13,866 | $ 12,430 | $ 1,436 | 11.55% |
| Investments | 4,928 | 4,528 | 400 | 8.83 |
| Total | 18,794 | 16,958 | 1,836 | 10.83 |
| Interest expense: | | | | |
| Deposits | 7,709 | 6,337 | 1,372 | 21.65 |
| Borrowings | 3,596 | 4,209 | (613) | (14.56) |
| Total | 11,305 | 10,546 | 759 | 7.20 |
| *Net interest income* | $ 7,489 | $ 6,412 | $ 1,077 | 16.80% |

Our increase in net interest income for fiscal year 2006, resulted primarily from a 67 basis point increase in net interest margin (net interest income divided by average interest-earning assets) from 1.79% for fiscal year 2005 to 2.46% for fiscal year 2006, offset in part by a $53.8 million decrease in the bank's interest-earning assets. Contributing to the increase in the net interest margin was a $278,000 reduction in interest expense resulting from payments made on certain interest rate swap and cap agreements compared to a charge of $533,000 in the comparable period one year ago. The increase in net interest margin also resulted from the average yield on interest-earning assets increasing by 59 basis points more than the increase in the average cost on interest-bearing liabilities and was coupled with average interest earning assets decreasing by $746,000 less than the decline in average interest-bearing liabilities.

*Interest Income.* Interest income for the fiscal year ended September 30, 2006 increased $1.8 million compared to fiscal year 2005, primarily as a result of a 144 basis point increase in the average yield earned on interest earning assets. That increase was partially offset by a decrease of $53.8 million in the average outstanding balances of loans and securities.

*Interest Expense.* The $759,000 increase in interest expense for fiscal year 2006 compared to the 2005 period was principally the result of an 85 basis point increase in the cost of funds on average deposits and borrowings. That increase in the cost of funds was partially offset by a $54.5 million decrease in average deposits and borrowings. The increase in interest expense on deposits was primarily due to a 109 basis point increase in rates paid on deposits, primarily due to higher rates paid on interest-bearing demand deposits, savings accounts and certificates and elevated pricing on new and renewed time deposits. That increase was partially offset by a decrease of $35.2 million in average deposits from $245.5 million for fiscal 2005 to $210.3 million for fiscal 2006. The increase in rates was primarily due to market rates moving rates higher on interest-bearing demand deposits, savings accounts and certificates and the pricing on new and renewed time deposits.

The decrease in interest expense on borrowings for fiscal 2006, when compared to the 2005 period, was principally the result of a $19.3 million decrease in average borrowed funds and was partially offset by a 31 basis point increase in the cost of borrowed funds. Components accountable for the decrease of $613,000 in interest expense on borrowings were a $834,000 decrease relating to average volume, offset in part by a $221,000 increase relating to average cost.

*Comparative Average Balances and Interest Income Analysis.* The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and annualized rates. No tax-equivalent adjustments were made and all average balances are average daily balances. Non-accruing loans have been included in the tables as loans carrying a zero yield.

| | Year Ended September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | | 2005 restated | | | 2004 restated | | |
| | Average Balance | Interest Income/ Expense | Average Yield/ Rate | Average Balance | Interest Income/ Expense | Average Yield/ Rate | Average Balance | Interest Income/ Expense | Average Yield/ Rate |
| (Dollars in Thousands) | | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Real estate loans | $ 93,390 | $ 6,699 | 7.17% | $ 98,217 | $ 6,379 | 6.49% | $138,655 | $ 7,705 | 5.56% |
| Consumer loans | 65,338 | 4,701 | 7.19 | 71,817 | 3,748 | 5.22 | 68,268 | 2,566 | 3.76 |
| Commercial business loans | 34,960 | 2,466 | 7.05 | 40,118 | 2,303 | 5.74 | 46,849 | 2,358 | 5.03 |
| Total loans | 193,688 | 13,866 | 7.16 | 210,152 | 12,430 | 5.91 | 253,772 | 12,629 | 4.98 |
| Investment securities | 66,789 | 3,353 | 5.02 | 70,633 | 2,414 | 3.42 | 123,198 | 3,077 | 2.50 |
| Mortgage-backed securities | 43,979 | 1,575 | 3.58 | 77,424 | 2,114 | 2.73 | 111,016 | 2,379 | 2.14 |
| Total interest-earning assets | 304,456 | 18,794 | 6.17 | 358,209 | 16,958 | 4.73 | 487,986 | 18,085 | 3.71 |
| Non-earning assets | 10,677 | | | 12,520 | | | 16,053 | | |
| Total assets | $315,133 | | | $370,729 | | | $504,039 | | |
| Liabilities and Stockholders' Equity: | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Savings accounts | $ 5,190 | 48 | 0.92 | $ 10,202 | 94 | 0.92 | $ 11,978 | 113 | 0.94 |
| Now and money market accounts | 73,485 | 2,430 | 3.31 | 64,723 | 1,197 | 1.85 | 77,981 | 852 | 1.09 |
| Certificates of deposit | 131,636 | 5,231 | 3.97 | 170,593 | 5,046 | 2.96 | 185,677 | 4,786 | 2.58 |
| Total deposits | 210,311 | 7,709 | 3.67 | 245,518 | 6,337 | 2.58 | 275,636 | 5,751 | 2.09 |
| FHLB advances | 44,894 | 2,266 | 5.05 | 44,422 | 1,985 | 4.47 | 116,155 | 2,779 | 2.39 |
| Other borrowings | 31,624 | 1,330 | 4.21 | 51,388 | 2,224 | 4.33 | 78,979 | 3,440 | 4.36 |
| Total interest-bearing liabilities | 286,829 | 11,305 | 3.94 | 341,328 | 10,546 | 3.09 | 470,770 | 11,970 | 2.54 |
| Noninterest-bearing liabilities: | | | | | | | | | |
| Noninterest-bearing demand deposits | 14,993 | | | 14,138 | | | 15,243 | | |
| Other liabilities | 1,147 | | | 1,433 | | | 2,790 | | |
| Total liabilities | 302,969 | | | 356,899 | | | 488,803 | | |
| Stockholders' equity | 12,164 | | | 13,830 | | | 15,236 | | |
| Total liabilities and stockholders' equity | $315,133 | | | $370,729 | | | $504,039 | | |
| Net interest income | | $ 7,489 | | | $ 6,412 | | | $ 6,115 | |
| Interest rate spread | | | 2.23% | | | 1.64% | | | 1.17% |
| Net interest margin | | | 2.46% | | | 1.79% | | | 1.25% |

*Rate/Volume Analysis.* The following table presents certain information regarding changes in interest income and interest expense attributable to changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities for the periods indicated. The change in interest attributable to both rate and volume has been allocated to the changes in rate and volume on a pro rata basis.

| | Year Ended September 30, 2006 Compared to Year Ended September 30, 2005 Change Attributable to | | | Year Ended September 30, 2005 Compared to Year Ended September 30, 2004 Change Attributable to (restated) | | |
|---|---|---|---|---|---|---|
| | Volume | Rate | Total | Volume | Rate | Total |
| (In Thousands) | | | | | | |
| Real estate loans | $ (314) | $ 634 | $ 320 | $ (2,247) | $ 921 | $ (1,326) |
| Consumer loans | (338) | 1,291 | 953 | 133 | 1,049 | 1,182 |
| Commercial business loans | (296) | 459 | 163 | (339) | 284 | (55) |
| Total loans | (948) | 2,384 | 1,436 | (2,453) | 2,254 | (199) |
| Investments | (131) | 1,070 | 939 | (1,313) | 650 | (663) |
| Mortgage-backed securities | (913) | 374 | (539) | (720) | 455 | (265) |
| Total interest-earning assets | $ (1,992) | $ 3,828 | $ 1,836 | $ (4,486) | $ 3,359 | $ (1,127) |
| | | | | | | |
| Savings accounts | $ (46) | $ - | $ (46) | $ (17) | $ (2) | $ (19) |
| Now and money market accounts | 162 | 1,071 | 1,233 | (145) | 490 | 345 |
| Certificates of deposit | (1,152) | 1,337 | 185 | (389) | 649 | 260 |
| Total deposits | (1,036) | 2,408 | 1,372 | (551) | 1,137 | 586 |
| FHLB advances | 21 | 260 | 281 | (1,716) | 922 | (794) |
| Other borrowings | (855) | (39) | (894) | (1,202) | (14) | (1,216) |
| Total interest-bearing liabilities | $ (1,870) | $ 2,629 | $ 759 | $ (3,469) | $ 2,045 | $ (1,424) |
| Change in net interest income | $ (122) | $ 1,199 | $1,077 | $ (1,017) | $ 1,314 | $ 297 |

*Provision for Loan Losses.* The allowance for loan losses, which is established through provisions for losses charged to expense, is increased by recoveries on loans previously charged off and is reduced by charge-offs on loans. Determining the proper reserve level or allowance involves management's judgment based upon a review of factors, including the company's internal review process, which segments the loan portfolio into groups based on loan type. Management then looks at its classified assets, which are loans 30 days or more delinquent, and classifies those loans as special mention, substandard or doubtful, based on the performance of the loans. Those classified loans are then individually evaluated for impairment. Those loans that are not individually evaluated are then segmented by type and assigned a reserve percentage that reflects the industry loss experience. The loans individually evaluated for impairment are measured by either the present value of expected future cash flows, the loans observable market price, or the fair value of the collateral. Although management utilizes its best judgment in providing for probable losses, there can be no assurance that the bank will not have to increase its provisions for loan losses in the future. An increase in provision may result from an adverse market for real estate and economic conditions generally in the company's primary market area, future increases in non-performing assets or for other reasons which would adversely affect the company's results of operations. On an annual basis, or more often if deemed necessary, the bank has contracted with an independent outside third party to have its loan portfolio reviewed. The focus of their review is to identify the extent of potential and actual risk in the bank's commercial loan portfolio, in addition to the underwriting and processing practices. Observations made regarding the bank's portfolio risk are based upon review evaluations, portfolio profiles and discussion with the operational staff, including the line lenders and senior management.

Non-performing assets were $1.1 million or 0.36% of total assets at September 30, 2006, compared to non-performing assets of $1.8 million or 0.54% of total assets at September 30, 2005. At September 30, 2006, assets of $791,000 were classified as substandard and $319,000 classified as doubtful. The decrease in the provision for loan losses of $93,000 resulted from declines in non-performing assets and the outstanding balance of the bank's land loans, commercial business loans, home equity loans and real estate owned. The decrease in provision was due primarily to the decreases in the required provisions for those loans coupled with an overall decline in the size of the bank's loan portfolio.

*Non-interest income.* Non-interest income decreased $2.5 million during fiscal 2006, over fiscal 2005. That decrease was primarily the result of decreases in gain on sale of loans, gains on derivatives, gain on sale of investment securities and declines in other operating income and service fees on deposits. Those decreases in income were partially offset by an increase of $65,000 in gain on sale of real estate owned. The decrease in other operating income reflects the $946,000 gain recognized one year ago from the sale of the bank's Washington, D.C., Winchester and Sterling, Virginia, branches.

The following table presents a comparison of the components of non-interest income.

| | Years Ended September 30, | | Difference | |
|---|---|---|---|---|
| | 2006 | 2005 | Amount | % |
| (Dollars in Thousands) | | | | |
| Noninterest income: | | | | |
| Gain on sale of loans | $ - | $ 53 | $ (53) | (100.00)% |
| Service fees on loans | 186 | 182 | 4 | 2.20 |
| Service fees on deposits | 424 | 552 | (128) | (23.19) |
| Gain (loss) on sale of investment securities | - | 539 | (539) | (100.00) |
| Gain (loss) on derivatives | (66) | 836 | (902) | (107.89) |
| Gain on sale of real estate owned | 65 | - | 65 | n/a |
| Other operating income | 30 | 1,011 | (981) | (97.03) |
| Total noninterest income | $ 639 | $ 3,173 | $ (2,534) | (79.86)% |

*Non-interest expense.* Noninterest expense for fiscal 2006 amounted to $11.1 million, an increase of $1.2 million or 12.09% from the $9.9 million incurred in fiscal 2005. The increase in non-interest expense was distributed over various non-interest expense categories with the major contributors being compensation, professional services, advertising and other operating and was offset in part by decreases in, furniture fixtures and equipment and data processing. The increase in other operating expense is the result of a proposed settlement offer which would require a contribution of $500,000 by the company toward the settlement. That offer was accepted conditioned on the execution of a mutual release by the parties, which was subsequently executed.

The following table presents a comparison of the components of noninterest expense.

| | Years Ended September 30, | | Difference | |
|---|---|---|---|---|
| | 2006 | 2005 | Amount | % |
| (Dollars in Thousands) | | | | |
| Noninterest expense: | | | | |
| Compensation and employee benefits | $ 4,718 | $ 4,213 | $ 505 | 11.99% |
| Occupancy | 1,337 | 1,337 | - | - |
| Professional services | 1,227 | 969 | 258 | 26.63 |
| Advertising | 628 | 301 | 327 | 108.64 |
| Deposit insurance premium | 101 | 100 | 1 | 1.00 |
| Furniture, fixtures and equipment | 554 | 641 | (87) | (13.57) |
| Data processing | 919 | 1,054 | (135) | (12.81) |
| Other operating expense | 1,601 | 1,274 | 327 | 25.67 |
| Total noninterest expense | $ 11,085 | $ 9,889 | $ 1,196 | 12.09% |

*Income Taxes.* The company files a consolidated federal income tax return with its subsidiaries and computes its income tax provision or benefit on a consolidated basis. We did not record a provision for income taxes for fiscal 2006 and 2005 due to our operating losses. The company believes that it will generate future taxable income to assure utilization of a certain portion of the existing net operating losses.

**Contractual Commitments and Obligations**

The following summarizes the company's contractual cash obligations and commercial commitments, including maturing certificates of deposit, as of September 30, 2006 and the effect such obligations may have on liquidity and cash flow in future periods.

| (In Thousands) | Total | Less Than One Year | Two-Three Years | Four-Five Years | After Five Years |
|---|---|---|---|---|---|
| FHLB Advances (1) | $ 36,000 | $ 6,000 | $ - | $ 30,000 | $ - |
| Reverse repurchase agreements | 18,574 | 18,574 | - | - | - |
| Operating leases | 4,865 | 1,089 | 2,108 | 1,175 | 493 |
| Total obligations | $ 59,439 | $ 25,663 | $ 2,108 | $ 31,175 | $ 493 |

(1) The company expects to refinance these short and medium-term obligations under substantially the same terms and conditions.

**Other Commercial Commitments**

| (In Thousands) | Total | Less Than One Year | Two-Three Years | Four-Five Years | After Five Years |
|---|---|---|---|---|---|
| Certificates of deposit maturities (1) | $ 127,939 | $ 102,257 | $ 21,264 | $ 4,325 | $ 93 |
| Loan originations | 13,868 | 13,868 | - | - | - |
| Unfunded lines of credit | 113,117 | 113,117 | - | - | - |
| Standby letter of credit | 55 | 55 | - | - | - |
| Total | $ 254,979 | $ 229,297 | $ 21,264 | $ 4,325 | $ 93 |

(1) The company expects to retain maturing deposits or replace amounts maturing with comparable certificates of deposit based on current market interest rates.

**Asset-Liability Management**

The primary objective of asset/liability management is to ensure the steady growth of the company's primary earnings component, net interest income, and the maintenance of reasonable levels of capital independent of fluctuating interest rates. Interest rate risk can be defined as the vulnerability of an institution's financial condition and/or results of operations to movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities. Management endeavors to structure the balance sheet so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals to maintain interest rate risk at an acceptable level.

Management oversees the asset/liability management function and meets periodically to monitor and manage the structure of the balance sheet, control interest rate exposure, and evaluate pricing strategies for the company. The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, and appropriate funding sources and liquidity. Management of the liability mix of the balance sheet focuses on expanding the company's various funding sources. At times, depending on the general level of interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the bank may determine to increase our interest rate risk position in order to increase our net interest margin.

The bank manages its exposure to interest rates by structuring the balance sheet in the ordinary course of business. The bank currently emphasizes adjustable rate loans and/or loans that mature in a relatively short period when compared to single-family residential loans. In addition, to the extent possible, the bank attempts to attract longer-term deposits. While the bank has entered into interest rate swaps and caps to assist in managing interest rate risk, it has not entered into instruments such as leveraged derivatives, structured notes, financial options, financial futures contracts or forward delivery contracts to manage interest rate risk.

One of the ways the bank monitors interest rate risk is through an analysis of the relationship between interest-earning assets and interest-bearing liabilities to measure the impact that future changes in interest rates will have on net interest income. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments.

The table below illustrates the maturities or repricing of the company's assets and liabilities, including noninterest-bearing sources of funds to specific periods, at September 30, 2006. Estimates and assumptions concerning allocating prepayment rates of major asset categories are based on information obtained from Farin and Associates on projected prepayment levels on mortgage-backed and related securities and decay rates on savings, NOW and money market accounts. The bank believes that such information is consistent with our current experience.

| Maturing or Repricing Periods | 90 Days or Less | 91 Days to 180 Days | 181 Days to One Year | One Year to Three Years | Three Years to Five Years | Five Years or More | Total |
|---|---|---|---|---|---|---|---|
| (Dollars in Thousands) | | | | | | | |
| Interest-earning assets | | | | | | | |
| Loans: | | | | | | | |
| Adjustable and balloon | $ 23,750 | $ 7,801 | $ 8,688 | $ 10,535 | $ 6,088 | $ 13 | $56,875 |
| Fixed-rate | 1,916 | 627 | 2,508 | 5,703 | 5,805 | 16,981 | 33,540 |
| Commercial business | 31,109 | 1,093 | 892 | 3,929 | 2,062 | 1,473 | 40,558 |
| Consumer | 61,896 | 84 | 151 | 402 | 184 | 153 | 62,870 |
| Investment securities | 58,496 | 160 | 288 | 817 | 460 | 5,966 | 66,187 |
| Mortgage-backed securities | 8,838 | 7,643 | 13,331 | 1,610 | 11 | 11 | 31,444 |
| Total | 186,005 | 17,408 | 25,858 | 22,996 | 14,610 | 24,597 | 291,474 |
| Interest-bearing liabilities: | | | | | | | |
| Deposits: | | | | | | | |
| Savings accounts | 1,056 | 753 | 541 | 611 | 332 | 386 | 3,679 |
| NOW accounts | 3,335 | 2,572 | 2,530 | 2,817 | 861 | 2,463 | 14,578 |
| Money market accounts | 18,747 | 12,765 | 9,898 | 9,762 | 4,192 | 3,386 | 58,750 |
| Certificates of deposit | 47,412 | 19,711 | 35,146 | 21,264 | 4,324 | 93 | 127,950 |
| Borrowings: | | | | | | | |
| FHLB advances | 5,000 | - | 6,000 | - | 25,000 | - | 36,000 |
| Other borrowings | 18,574 | - | - | - | - | 9,388 | 27,962 |
| Total | 94,124 | 35,801 | 54,115 | 34,454 | 34,709 | 15,716 | $268,919 |
| GAP | $91,881 | $(18,393) | $(28,257) | $ (11,458) | $(20,099) | $ 8,881 | $ 22,555 |
| Cumulative GAP | $91,881 | $ 73,488 | $ 45,231 | $ 33,773 | $ 13,674 | $22,555 | |
| Ratio of Cumulative GAP to total interest earning assets | 31.52% | 25.21% | 15.52% | 11.59% | 4.69% | 7.74% | |

As indicated in the interest rate sensitivity table, the 181 day to one year cumulative gap, representing the total net assets and liabilities that are projected to re-price over the next year, was asset sensitive in the amount of $45.2 million at September 30, 2006.

While the GAP position is a useful tool in measuring interest rate risk and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on the GAP measure without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. The GAP position reflects only the prepayment assumptions pertaining to the current rate environment, and assets tend to prepay more rapidly during periods of declining interest rates than they do during periods of rising interest rates.

Management uses two other analyses to manage interest rate risk: (1) an earnings-at-risk analysis to develop an estimate of the direction and magnitude of the change in net interest income if rates move up or down 300 basis points; and (2) a value-at-risk analysis to estimate the direction and magnitude of the change in net portfolio value if rates move up 300 basis points or down 200 basis points. Currently the bank uses a sensitivity of net interest income analysis prepared by Farin and Associates to measure earnings-at-risk and the OTS Interest Rate Risk Exposure Report to measure value-at-risk.

The following table sets forth the earnings at risk analysis that measures the sensitivity of net interest income to changes in interest rates at September 30, 2006:

| Net Interest Income Sensitivity Analysis | | | |
|---|---|---|---|
| Changes in Rate by Basis Point | Net Interest Margin | Basis Point Change From Base | Percent Change From Base |
| +300 | 3.28% | 0.03% | 0.92% |
| +200 | 3.27% | 0.02% | 0.62% |
| +100 | 3.27% | 0.02% | 0.62% |
| +0 | 3.25% | - | - |
| -100 | 3.12% | (0.13)% | (4.00)% |
| -200 | 2.96% | (0.29)% | (8.92)% |
| -300 | 2.78% | (0.47)% | (14.46)% |

In a declining rate scenario the bank is not within the limits established by the board of directors. Management will monitor the situation over the next several quarters to determine if a change should be made in our position.

The above table indicates that, based on an immediate and sustained 200 basis point increase in market interest rates, net interest margin, as measured as a percent of total assets, would increase by 2 basis points or 0.62% and, if interest rates decrease 200 basis points, net interest margin, as a percent of total assets, would decrease by 29 basis points or 8.92%.

The net interest income sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. The estimates used are based upon assumptions as to the nature and timing of interest rate levels including the shape of the yield curve. Those estimates have been developed based upon current economic conditions; the company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

Presented below, as of September 30, 2006, is an analysis of our interest rate risk as measured by changes in net portfolio value for parallel shifts of up 300 and down 200 basis points in market interest rates:

| | Net Portfolio Value | | Net Portfolio Value as a Percent of the Present Value of Assets | |
|---|---|---|---|---|
| Changes in Rates (bp) | Dollar Change | Percent Change | Net Portfolio Value Ratio | Change in NPV Ratio |
| | (Dollars in thousands) | | | |
| +300 | $ (1,952) | (7.67)% | 7.46% | (0.72)% |
| +200 | (908) | (3.57) | 7.81 | (0.37) |
| +100 | (355) | (1.40) | 8.02 | (0.16) |
| +0 | - | - | 8.18 | - |
| -100 | (490) | (1.93) | 8.07 | (0.11) |
| -200 | (1,235) | (4.85) | 7.89 | (0.29) |

The decline in net portfolio value of $908,000 or 3.50% in the event of a 200 basis point increase in rates is a result of the current amount of adjustable rate loans and investments held by the bank as of September 30, 2006. The foregoing decrease in net portfolio value, in the event of an increase in interest rates of 200 basis points, currently exceeds the company's internal board guidelines.

In addition to the strategies set forth above, in 2002, the bank began using derivative financial instruments, such as interest rate swaps, to help manage interest rate risk. The bank does not use derivative financial instruments for trading or speculative purposes. All derivative financial instruments are used in accordance with board-approved risk management policies.

The bank enters into interest rate swap agreements principally to manage its exposure to the impact of rising short-term interest rates on its earnings and cash flows. Since short-term interest rates have stabilized the bank has unwound its interest rate swaps during fiscal 2006.

**Financial Condition**
**2005 Compared to 2004**

At September 30, 2005, the company had total assets of $339.5 million, a decrease of $93.6 million or 21.62% from the $433.2 million recorded at the close of the comparable period one-year ago. Investments and mortgage-backed securities at September 30, 2005, amounted to $115.8 million a decrease of $37.2 million or 24.32% from the $153.0 million held at September 30, 2004, as a result of prepayments of $59.9 million offset in part by purchases of $21.6 million. Loans receivable and loans held for sale at September 30, 2005, amounted to $204.4 million, a decrease of 18.85% from the $251.9 million held at September 30, 2004, primarily as a result of a $29.2 million decrease in the bank's single family loan portfolio, coupled with a $16.2 million decline in commercial and consumer loans outstanding. Those declines were due primarily to payoffs and lower than anticipated loan originations. Deposits amounted to $237.8 million at September 30, 2005, a decrease of $51.2 million from the $289.0 million held one year ago, and was primarily the result of the sale of three branches located in Washington, D.C., Winchester and Sterling, Virginia. Those sales accounted for approximately $41.1 million of the decline in deposits and was coupled with the $11.0 million decline in certificates of deposits of $100,000 or more, continuing the bank's approach to rely less and less on those types of deposit.

**Results of Operations**
## 2005 Compared to 2004
**Discontinued mortgage banking operations**

In 2004, the bank entered into a management agreement with the manager of GAMC, its mortgage-banking subsidiary. Under the management agreement the manager was to reimburse operating expenses equal to approximately 100% of any operating loss in return for an increase in the manager's share of net earnings from 40% to 80%. Reflected in the discontinued mortgage banking operations for 2005 is a reduction in expense of $1.8 million provided by the manager of the mortgage company.

Under the management agreement, if GAMC sustained losses in excess of the amount in the escrow, and the manager did not restore those losses within 15 days of demand, GAMC's recourse was to terminate the agreement. At June 30, 2005, the escrow had been depleted, the manager contributed an additional $108,000 to GAMC to make up the deficiency and the agreement was continued for three months.

During the three months ended September 30, 2005, the losses at GAMC continued and reached approximately $993,000. Because the escrow account was depleted and the manager had not posted sufficient collateral to securitize the account receivable due from the manager, the bank's earnings were reduced by the $993,000 loss.

As disclosed earlier, we applied discontinued operations accounting in the third quarter of 2006, as we completed the closing of the GAMC business. Accordingly, the income statements for all periods have been adjusted. The reclassification of GAMC's results to discontinued operations primarily resulted in a reduction to previously reported levels of net interest income, a reduction in noninterest income and a reduction in noninterest expense. The table below summarizes GAMC's results which were treated as discontinued operations for the periods indicated.

| | Year Ended September 30, | |
|---|---|---|
| | 2005(Restated) | 2004 (Restated) |
| (Dollars in Thousands, Except Per Share Data | | |
| Interest income | $ 478 | $ 877 |
| Interest expense | 347 | 385 |
| Net interest income | 131 | 492 |
| Noninterest income | 5,072 | 9,085 |
| Noninterest expense | 6,310 | 9,060 |
| Provision for income taxes | | 89 |
| Net income (loss) | $ (1,107) | $ 428 |
| Earnings per share – basic | $ (0.37) | $ 0.14 |
| Earnings per share – diluted | (0.37) | 0.14 |

*Net Income.* For the fiscal year ended September 30, 2005, the company had a net loss from continuing operations of $523,000 or $0.17 per diluted share compared to a loss from continuing operations of $3.9 million or $1.30 per diluted share for fiscal year 2004. The $3.4 million improvement in earnings over the comparable period one-year ago resulted from an increase in non-interest income of $2.6 million, a decrease of $481,000 in non-interest expense and was coupled with an increase in net interest income of $297,000. Those improvements in expenses and net interest income were offset in part by an increase in the provision for loan losses of $10,000. The increase in the provision for loan losses was due primarily to an increase in the required allowance for non-performing loans, notwithstanding a reduction in the required allowance for loans based on the structure of the bank's overall loan portfolio.

*Net Interest Income.* An important source of our earnings is net interest income, which is the difference between income earned on interest-earning assets, such as loans, investment securities and mortgage-backed securities, and interest paid on interest-bearing liabilities such as deposits and borrowings. The level of net interest income is determined primarily by the relative average balances of interest-earning assets and interest-bearing liabilities in combination with the yields earned and rates paid upon them. The correlation between the repricing of interest rates on assets and on liabilities also influences net interest income.

The following table presents a comparison of the components of interest income and expense and net interest income.

| | Years ended September 30, | | Difference | |
|---|---|---|---|---|
| | 2005 | 2004 | Amount | % |
| (Dollars in thousands) | | | | |
| Interest income: | | | | |
| Loans | $ 12,430 | $ 12,629 | $ (199) | (1.58)% |
| Investments | 4,528 | 5,456 | (928) | (17.01) |
| Total | 16,958 | 18,085 | (1,127) | (6.23) |
| Interest expense: | | | | |
| Deposits | 6,337 | 5,751 | 586 | 10.19 |
| Borrowings | 4,209 | 6,219 | (2,010) | (32.32) |
| Total | 10,546 | 11,970 | (1,424) | (11.90) |
| Net interest income | $ 6,412 | $ 6,115 | $ 297 | 4.86% |

Our increase in net interest income for fiscal year 2005, resulted primarily from a 54 basis point increase in net interest margin (net interest income divided by average interest-earning assets) from 1.25% for fiscal year 2004 to 1.79% for fiscal year 2005, offset in part by a $129.8 million decrease in the bank's interest-earning assets. Contributing to the increase in the net interest margin was a $1.5 million reduction in interest expense resulting from payments made on certain interest rate swap and cap agreements compared to a charge of $2.1 million in the comparable period one year ago. The improvement in net interest margin also resulted from increasing the average yield on interest-earning assets by 47 basis points more than the increase in the average cost on average interest-bearing liabilities, but that increase was partially offset by a decrease in the amount the bank's average interest-earning assets exceeded the decrease in average interest-bearing liabilities by $335,000.

*Interest Income.* Interest income for the fiscal year ended September 30, 2005 decreased $1.1 million compared to fiscal year 2004, primarily as a result of a decrease in the average outstanding balances of loans and investment securities. That decrease was partially offset by a 102 basis point increase of in the average yield earned on interest earning assets.

*Interest Expense.* The $1.4 million decrease in interest expense for fiscal year 2005 compared to the 2004 period was principally the result of a $129.4 million decrease in average deposits and borrowed funds. The decrease was partially offset by a 55 basis point increase in the cost of funds on average deposits and borrowed funds. The increase in interest expense on deposits was primarily due to a 49 basis point increase in rates paid on certificates of deposit, savings and NOW and money market accounts. That increase was partially offset by a decrease of $30.1 million, in certificates, savings and NOW and money market accounts from $275.6 million for fiscal 2004 to $245.5 million for fiscal 2005. The increase in rates was primarily due to market rates moving rates higher on interest-bearing demand deposits, savings accounts and certificates and the pricing on new and renewed time deposits.

*Comparative Average Balances and Interest Income Analysis.* The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and annualized rates. No tax-equivalent adjustments were made and all average balances are average daily balances. Non-accruing loans have been included in the tables as loans carrying a zero yield.

| | Year Ended September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2005 restated | | | 2004 restated | | | 2003 restated | | |
| (Dollars in Thousands) | Average Balance | Interest Income/ Expense | Average Yield/ Rate | Average Balance | Interest Income/ Expense | Average Yield/ Rate | Average Balance | Interest Income/ Expense | Average Yield/ Rate |
| Interest-earning assets: | | | | | | | | | |
| Real estate loans | $ 98,217 | $ 6,379 | 6.49% | $138,655 | $ 7,705 | 5.56% | $155,082 | $ 8,568 | 5.52% |
| Consumer loans | 71,817 | 3,748 | 5.22 | 68,268 | 2,566 | 3.76 | 63,548 | 2,539 | 4.00 |
| Commercial business loans | 40,118 | 2,303 | 5.74 | 46,849 | 2,358 | 5.03 | 32,756 | 1,636 | 4.99 |
| Total loans | 210,152 | 12,430 | 5.91 | 253,772 | 12,629 | 4.98 | 251,386 | 12,743 | 5.07 |
| Investment securities | 70,633 | 2,414 | 3.42 | 123,198 | 3,077 | 2.50 | 161,161 | 4,899 | 3.04 |
| Mortgage-backed securities | 77,424 | 2,114 | 2.73 | 111,016 | 2,379 | 2.14 | 51,046 | 1,719 | 3.37 |
| Total interest-earning assets | 358,209 | 16,958 | 4.73 | 487,986 | 18,085 | 3.71 | 463,593 | 19,361 | 4.18 |
| Non-earning assets | 12,520 | | | 16,053 | | | 14,289 | | |
| Total assets | $370,729 | | | $504,039 | | | $477,882 | | |
| Liabilities and Stockholders' Equity: | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Savings accounts | $ 10,202 | 94 | 0.92 | $ 11,978 | 113 | 0.94 | $ 9,686 | 122 | 1.26 |
| Now and money market accounts | 64,723 | 1,197 | 1.85 | 77,981 | 852 | 1.09 | 76,744 | 1,050 | 1.37 |
| Certificates of deposit | 170,593 | 5,046 | 2.96 | 185,677 | 4,786 | 2.58 | 193,039 | 5,501 | 2.85 |
| Total deposits | 245,518 | 6,337 | 2.58 | 275,636 | 5,751 | 2.09 | 279,469 | 6,673 | 2.39 |
| FHLB advances | 44,422 | 1,985 | 4.47 | 116,155 | 2,779 | 2.39 | 102,868 | 2,657 | 2.58 |
| Other borrowings | 51,388 | 2,224 | 4.33 | 78,979 | 3,440 | 4.36 | 60,037 | 2,947 | 4.91 |
| Total interest-bearing liabilities | 341,328 | 10,546 | 3.09 | 470,770 | 11,970 | 2.54 | 442,374 | 12,277 | 2.78 |
| Noninterest-bearing liabilities: | | | | | | | | | |
| Noninterest-bearing demand deposits | 14,138 | | | 15,243 | | | 17,130 | | |
| Other liabilities | 1,433 | | | 2,790 | | | 3,246 | | |
| Total liabilities | 356,899 | | | 488,803 | | | 462,750 | | |
| Stockholders' equity | 13,830 | | | 15,236 | | | 15,132 | | |
| Total liabilities and stockholders' equity | $370,729 | | | $504,039 | | | $477,882 | | |
| Net interest income | | $ 6,412 | | | $ 6,115 | | | $ 7,084 | |
| Interest rate spread | | | 1.64% | | | 1.17% | | | 1.40% |
| Net interest margin | | | 1.79% | | | 1.25% | | | 1.53% |

*Rate/Volume Analysis.* The following table presents certain information regarding changes in interest income and interest expense attributable to changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities for the periods indicated. The change in interest attributable to both rate and volume has been allocated to the changes in rate and volume on a pro rata basis.

| | Year Ended September 30, 2005 Compared to Year Ended September 30, 2004 Change Attributable to (restated) | | | Year Ended September 30, 2004 Compared to Year Ended September 30, 2003 Change Attributable to (restated) | | |
|---|---|---|---|---|---|---|
| | Volume | Rate | Total | Volume | Rate | Total |
| (In Thousands) | | | | | | |
| Real estate loans | $ (2,247) | $ 921 | $ (1,326) | $ (908) | $ 45 | $ (863) |
| Consumer loans | 133 | 1,049 | 1,182 | 189 | (162) | 27 |
| Commercial business loans | (339) | 284 | (55) | 704 | 18 | 722 |
| Total loans | (2,453) | 2,254 | (199) | (15) | (99) | (114) |
| Investments | (1,313) | 650 | (663) | (1,154) | (668) | (1,822) |
| Mortgage-backed securities | (720) | 455 | (265) | 2,020 | (1,360) | 660 |
| Total interest-earning assets | $ (4,486) | $ 3,359 | $ (1,127) | $ 851 | $ (2,127) | $ (1,276) |
| Savings accounts | $ (17) | $ (2) | $ (19) | $ 29 | $ (38) | $ (9) |
| Now and money market accounts | (145) | 490 | 345 | 17 | (215) | (198) |
| Certificates of deposit | (389) | 649 | 260 | (210) | (505) | (715) |
| Total deposits | (551) | 1,137 | 586 | (164) | (758) | (922) |
| FHLB advances | (1,716) | 922 | (794) | 343 | (221) | 122 |
| Other borrowings | (1,202) | (14) | (1,216) | 930 | (437) | 493 |
| Total interest-bearing liabilities | $ (3,469) | $ 2,045 | $ (1,424) | $ 1,109 | $ (1,416) | $ (307) |
| Change in net interest income | $ (1,017) | $ 1,314 | $ 297 | $ (258) | $ (711) | $ (969) |

*Provision for Loan Losses.* The allowance for loan losses, which is established through provisions for losses charged to expense, is increased by recoveries on loans previously charged off and is reduced by charge-offs on loans. Determining the proper reserve level or allowance involves management's judgment based upon a review of factors, including the company's internal review process, which segments the loan portfolio into groups based on loan type. Management then looks at its classified assets, which are loans 30 days or more delinquent, and classifies those loans as special mention, substandard or doubtful, based on the performance of the loans. Those classified loans are then individually evaluated for impairment. Since the historical three-year loss experience for the bank is new, those loans that are not classified are not individually evaluated. Those loans that are not individually evaluated are then segmented by type and assigned a reserve percentage that reflects the industry loss experience. The loans individually evaluated for impairment are measured by either the present value of expected future cash flows, the loans observable market price, or the fair value of the collateral. Although management utilizes its best judgment in providing for probable losses, there can be no assurance that the bank will not have to increase its provisions for loan losses in the future. An increase in provision may result from an adverse market for real estate and economic conditions generally in the company's primary market area, future increases in non-performing assets or for other reasons which would adversely affect the company's results of operations.

Non-performing assets were $1.8 million or 0.54% of total assets at September 30, 2005, compared to non-performing assets of $953,000 or 0.22%of total assets at September 30, 2004. At September 30, 2005, assets of $1.6 million were classified as substandard, $27,000 classified as doubtful and $232,000 classified as real estate owned. The increase in non-performing assets from the comparable period one-year ago was due primarily to a $1.0 million home loan that became non-performing. As a result, the bank provided an increase of $46,000 in the required allowance for the bank's non-performing loans. Notwithstanding a reduction in the required allowance, based on the structure of the bank's overall loan portfolio, the provision for loan losses was increased due primarily to an increase in the required allowance for non-performing loans.

*Non-interest income.* Non-interest income increased $2.6 million during fiscal 2005 over fiscal 2004. That increase was primarily the result of increases of $1.1 million in gains on derivatives, $980,000 in other operating income and $597,000 in gains on sale of investments and an increase of $68,000 in service fee income on loans. That increase was partially offset by a decrease of $203,000 in service fee income on deposits. The increase in other operating income reflects the gain of $945,000 recognized from the sale of the bank's Washington D.C., Winchester and Sterling, Virginia, branches.

The following table presents a comparison of the components of non-interest income.

| | Years Ended September 30, | | Difference | |
|---|---|---|---|---|
| | 2005 | 2004 | Amount | % |
| (Dollars in Thousands) | | | | |
| Noninterest income: | | | | |
| Gain on sale of loans | $ 53 | $ (68) | $ 121 | 177.94% |
| Service fees on loans | 182 | 114 | 68 | 59.65 |
| Service fees on deposits | 552 | 755 | (203) | (26.89) |
| Gain (loss) on sale of investment securities | 539 | (58) | 597 | 1,029.31 |
| Gain (loss) on derivatives | 836 | (227) | 1,063 | 468.28 |
| Other operating income | 1,011 | 31 | 980 | 3,161.29 |
| Total noninterest income | $ 3,173 | $ 547 | $ 2,626 | 480.07% |

*Non-interest expense.* Noninterest expense for fiscal 2005 amounted to $9.9 million, a decrease of $481,000 or 4.64% from the $10.4 million incurred in fiscal 2004. The decrease was primarily attributable to a decrease in compensation, occupancy, furniture fixtures and equipment and data processing. Those decreases were offset by increases in professional services, advertising, deposit insurance premium and other operating expenses

The following table presents a comparison of the components of noninterest expense.

| | Years Ended September 30, | | Difference | |
|---|---|---|---|---|
| | 2005 | 2004 | Amount | % |
| (Dollars in Thousands) | | | | |
| Noninterest expense: | | | | |
| Compensation and employee benefits | $ 4,213 | $ 4,306 | $ (93) | (2.16)% |
| Occupancy | 1,337 | 1,759 | (422) | (23.99) |
| Professional services | 969 | 717 | 252 | 35.15 |
| Advertising | 301 | 244 | 57 | 23.36 |
| Deposit insurance premium | 100 | 44 | 56 | 127.27 |
| Furniture, fixtures and equipment | 641 | 818 | (177) | (21.64) |
| Data processing | 1,054 | 1,306 | (252) | (19.30) |
| Other operating expense | 1,274 | 1,176 | 98 | 8.33 |
| Total noninterest expense | $ 9,889 | $ 10,370 | $ (481) | (4.64)% |

*Income Taxes.* The company files a consolidated federal income tax return with its subsidiaries and computes its income tax provision or benefit on a consolidated basis. The company believes that it will generate future taxable income to assure utilization of a portion of the existing net operating losses.

Management has provided a valuation allowance for net deferred tax assets of $3.0 million, due to the timing of the generation of future taxable income.

At September 30, 2005, the company had net operating loss carryforwards totaling approximately $6.1 million, which expire in years 2006 to 2022. As a result of the change in ownership of the bank, approximately $1.5 million of the total net operating loss carryforwards is subject to an annual usage limitation of approximately $114,000.

**Liquidity and Capital Resources**

*Liquidity*. The bank's primary sources of funds are deposits, principal and interest payments on loans, mortgage-backed and investment securities and borrowings. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The bank has continued to maintain the levels of liquid assets as previously required by OTS regulations. The bank manages its liquidity position and demands for funding primarily by investing excess funds in short-term investments and utilizing FHLB advance and reverse repurchase agreements in periods when the bank's demands for liquidity exceed funding from deposit inflows.

The bank's most liquid assets are cash and cash equivalents, interest bearing deposits and securities available-for-sale. The levels of those assets are dependent on the bank's operating, financing, lending and investing activities during any given period. At September 30, 2006, cash and cash equivalents, interest bearing deposits and securities available-for-sale totaled $95.3 million, or 31.21% of total assets.

The primary investing activities of the bank are the origination of residential one- to four-family loans, commercial real estate loans, real estate construction and development loans, commercial business and consumer loans and the purchase of United States Treasury and agency securities, mortgage-backed and mortgage-related securities and other investment securities. During the year ended September 30, 2006, the bank's loan originations and purchases totaled $104.2 million. Purchases of United States Treasury and agency securities, mortgage-backed and mortgage related securities and other investment securities totaled $7.7 million for the year ended September 30, 2006.

The bank has other sources of liquidity if a need for additional funds arises. At September 30, 2006, the bank had $36.0 million in advances outstanding from the FHLB and had an additional overall borrowing capacity from the FHLB of $20.2 million at that date. Depending on market conditions, the pricing of deposit products and FHLB advances, the bank may continue to rely on FHLB borrowings to fund asset growth.

At September 30, 2006, the bank had commitments to fund loans and unused outstanding lines of credit, unused standby letters of credit and undisbursed proceeds of construction mortgages totaling $127.0 million. The bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificate accounts, including IRA and Keogh accounts, which are scheduled to mature in less than one year from September 30, 2006, totaled $102.3 million. Based upon experience, management believes the majority of maturing certificates of deposit will remain with the bank. In addition, management of the bank believes that it can adjust the rates offered on certificates of deposit to retain deposits in changing interest rate environments. In the event that a significant portion of these deposits are not retained by the bank, the bank would be able to utilize FHLB advances and reverse repurchase agreements to fund deposit withdrawals, which would result in an increase in interest expense to the extent that the average rate paid on such borrowings exceeds the average rate paid on deposits of similar duration.

*Capital Resources*. At September 30, 2006, the bank exceeded minimum regulatory capital requirements with a tangible capital level of $16.7 million, or 5.51% of total adjusted assets, which exceeds the required level of $4.6 million, or 1.50%; core capital of $16.7 million, or 5.51% of total adjusted assets, which exceeds the required level of $12.2 million, or 4.00%; and risk-based capital of $17.6 million, or 9.11% of risk-weighted assets, which exceeds the required level of $15.5 million, or 8.00%.

On March 20, 2002, Greater Atlantic Capital Trust I (the, "Trust"), a Delaware statutory business trust and a wholly owned Trust subsidiary of the company, issued $9.6 million aggregate liquidation amount (963,038 shares) of 6.50% cumulative preferred securities maturing on December 31, 2031, retaining an option to call the securities on or after December 31, 2003. Conversion of the preferred securities into the company's common stock may occur at any time on or after 60 days after the closing of the offering. The company may redeem the preferred securities, in whole or in part, at any time on or after December 31, 2003. Distributions on the preferred securities are payable quarterly on March 31, June 30, September 30 and December 31 of each year beginning on June 30, 2002. The Trust also issued 29,762 common securities to the company for $297,620. The proceeds from the sale of the preferred securities and the proceeds from the sale of the trust's common securities were utilized to purchase from the company junior subordinated debt securities of $9,928,000 bearing interest of 6.50% and maturing December 31, 2031.

The Trust was formed for the sole purpose of investing the proceeds from the sale of the convertible preferred securities in the corresponding convertible debentures. The company has fully and unconditionally guaranteed the preferred securities along with all obligations of the trust related thereto. The sale of the preferred securities yielded $9.2 million after deducting offering expenses. The company retained approximately $1.5 million of the proceeds for general corporate purposes, investing the retained funds in short-term investments. The remaining $8.0 million of the proceeds was invested in the bank to increase its capital position.

On December 19, 2006, the Company issued a news release announcing that the first quarter distribution of Greater Atlantic Capital Trust I 6.50% Cumulative Convertible Trust Preferred Securities scheduled for December 31, 2006, as well as future distributions on the Trust Preferred Securities, will be deferred.

The announcement by the Company follows advice received by Greater Atlantic Bank from the Office of Thrift Supervision that it would not approve Greater Atlantic Bank's application to pay a cash dividend to the Company.

Accordingly, the Company exercised its right to defer the payment of interest on its 6.50% Convertible Junior Subordinated Debentures Due 2031 related to the Trust Preferred Securities, for an indefinite period (which can be no longer than 20 consecutive quarterly periods).

*Changes in levels of interest rates may adversely affect us.* In general, market risk is the sensitivity of income to variations in interest rates and other relevant market rates or prices. The company's market rate sensitive instruments include interest-earning assets and interest-bearing liabilities. The company enters into market rate sensitive instruments in connection with its various business operations, particularly its mortgage banking activities. Loans originated, and the related commitments to originate loans that will be sold, represent market risk that is realized in a short period of time, generally two or three months.

The company's primary source of market risk exposure arises from changes in United States interest rates and the effects thereof on mortgage prepayment and closing behavior, as well as depositors' choices ("interest rate risk"). Changes in these interest rates will result in changes in the company's earnings and the market value of its assets and liabilities. We expect to continue to realize income from the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and the interest paid on deposits, borrowings and other interest-bearing liabilities. That spread is affected by the difference between the maturities and re-pricing characteristics of interest-earnings assets and interest-bearing liabilities. Loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with fewer loan originations. Management expects that a substantial portion of our assets will continue to be indexed to changes in market interest rates and we intend to attract a greater proportion of short-term liabilities, which will help address our interest rate risk. The lag in implementation of re-pricing terms on our adjustable-rate assets may result in a decline in net interest income in a rising interest rate environment. There can be no assurance that our interest rate risk will be minimized or eliminated. Further, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates, (primarily increases in market interest rates), could materially adversely affect our interest rate spread, asset quality, loan origination volume and overall financial condition and results of operations.

*Quantitative and qualitative disclosures about market risk.* Market risk is the risk of loss from adverse changes in market prices and rates. The company's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. The company has little or no risk related to trading accounts, commodities or foreign exchange.

To mitigate the impact of changes in market interest rates on our interest-earning assets and interest-bearing liabilities, we actively manage the amounts and maturities of these assets and liabilities. A key component of this strategy is the origination and retention of short-term and adjustable-rate assets and the origination and sale of fixed-rate loans. We retain short-term and adjustable-rate assets because they have re-pricing characteristics that more closely match the re-pricing characteristics of our liabilities.

To further mitigate the risk of timing differences in the re-pricing of assets and liabilities, our interest-earning assets are matched with interest-bearing liabilities that have similar re-pricing characteristics. For example, the interest rate risk of holding fixed-rate loans is managed with long-term deposits and borrowings, and the risk of holding ARMs is managed with short-term deposits and borrowings. Periodically, mismatches are identified and managed by adjusting the re-pricing characteristics of our interest-bearing liabilities with derivatives, such as interest rate caps and interest rate swaps.

*Market information.* At September 30, 2006 the company's stock traded on the NASDAQ Stock Market (ticker symbol GAFC). At that date, there were approximately 373 stockholders of record. The following table sets forth market price information, based on closing prices, as reported by the NASDAQ for the common stock high and low closing prices for the periods indicated. As reported in an 8-K filed on February 21, 2007, the company reported that it had received a letter from the NASDAQ Stock Market advising that Nasdaq Listing Qualifications Panel had determined to delist the shares of the company from the Nasdaq Global Market and would suspend trading of the company's shares effective Thursday, February 22, 2007.

| | First Quarter Ended December 31 | Second Quarter Ended March 31 | Third Quarter Ended June 30 | Fourth Quarter Ended September 30 |
|---|---|---|---|---|
| Fiscal Year 2006 | | | | |
| High | 5.45 | 6.05 | 5.90 | 5.36 |
| Low | 4.84 | 4.60 | 5.04 | 4.75 |
| Fiscal Year 2005 | | | | |
| High | 7.08 | 6.46 | 6.20 | 5.62 |
| Low | 6.01 | 5.77 | 5.03 | 5.10 |

These market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions. The company has not sold any unregistered securities and did not repurchase any of its equity securities in the fiscal year ended September 30, 2006.

**Report of Independent Registered Public Accounting Firm**

Board of Directors and Stockholders
Greater Atlantic Financial Corp.
Reston, Virginia

We have audited the accompanying consolidated statements of financial condition of Greater Atlantic Financial Corp. and Subsidiaries as of September 30, 2006 and 2005 (restated), and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2006 (2005 and 2004 restated). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greater Atlantic Financial Corp. and Subsidiaries at September 30, 2006 and 2005 (restated) and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006 (2005 and 2004 restated) in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, the Company restated its consolidated Statement of Financial Condition as of September 30, 2005 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the two years in the period ended September 30, 2005.

BDO Seidman, LLP

Richmond, Virginia
January 30, 2007

*Greater Atlantic Financial Corp. and Subsidiaries*

## Consolidated Statements of Financial Condition

| | September 30, 2006 | September 30, 2005 (Restated) |
|---|---|---|
| (Dollars in Thousands) | | |
| Assets | | |
| Cash and cash equivalents | $ 2,516 | $ 2,291 |
| Interest bearing deposits | 17,288 | 2,418 |
| Investment securities | | |
| Available-for-sale | 75,461 | 107,829 |
| Held-to-maturity | 4,696 | 7,969 |
| Loans held for sale | - | 9,517 |
| Loans receivable, net | 193,307 | 194,920 |
| Accrued interest and dividends receivable | 2,073 | 1,746 |
| Deferred income taxes | 1,928 | 1,974 |
| Federal Home Loan Bank stock, at cost | 2,388 | 2,503 |
| Other real estate owned | - | 232 |
| Premises and equipment, net | 2,764 | 4,198 |
| Goodwill | 956 | 956 |
| Prepaid expenses and other assets | 1,842 | 2,989 |
| Total Assets | $305,219 | $339,542 |
| Liabilities and stockholders' equity | | |
| Liabilities | | |
| Deposits | $230,174 | $237,794 |
| Advance payments from borrowers for taxes and insurance | 270 | 268 |
| Accrued expenses and other liabilities | 1,963 | 1,248 |
| Advances from the FHLB and other borrowings | 54,574 | 76,479 |
| Junior subordinated debt securities | 9,388 | 9,378 |
| Total liabilities | 296,369 | 325,167 |
| Commitments and contingencies | | |
| Stockholders' Equity | | |
| Preferred stock $.01 par value - 2,500,000 shares authorized, none outstanding | - | - |
| Common stock, $.01 par value – 10,000,000 shares authorized; 3,020,934 shares outstanding | 30 | 30 |
| Additional paid-in capital | 25,228 | 25,228 |
| Accumulated deficit | (15,359) | (9,788) |
| Accumulated other comprehensive loss | (1,049) | (1,095) |
| Total stockholders' equity | 8,850 | 14,375 |
| Total liabilities and stockholders' equity | $305,219 | $339,542 |

See accompanying notes to consolidated financial statements.

*Greater Atlantic Financial Corp. and Subsidiaries*

## Consolidated Statements of Operations

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 (Restated) | 2004 (Restated) |
| (Dollars in Thousands, Except Per Share Data) | | | |
| Interest income | | | |
| Loans | $ 13,866 | $ 12,430 | $ 12,629 |
| Investments | 4,928 | 4,528 | 5,456 |
| Total interest income | 18,794 | 16,958 | 18,085 |
| Interest expense | | | |
| Deposits | 7,709 | 6,337 | 5,751 |
| Borrowed money | 3,596 | 4,209 | 6,219 |
| Total interest expense | 11,305 | 10,546 | 11,970 |
| Net interest income | 7,489 | 6,412 | 6,115 |
| Provision for loan losses | 126 | 219 | 209 |
| Net interest income after provision for loan losses | 7,363 | 6,193 | 5,906 |
| Noninterest income | | | |
| Fees and service charges | 610 | 734 | 869 |
| Gain (loss) on sale of loans | - | 53 | (68) |
| Gain (loss)on sale of investment securities | - | 539 | (58) |
| Gain (loss) on derivatives | (66) | 836 | (227) |
| Gain on sale of real estate owned | 65 | - | - |
| Other operating income | 30 | 1,011 | 31 |
| Total noninterest income | 639 | 3,173 | 547 |
| Noninterest expense | | | |
| Compensation and employee benefits | 4,718 | 4,213 | 4,306 |
| Occupancy | 1,337 | 1,337 | 1,759 |
| Professional services | 1,227 | 969 | 717 |
| Advertising | 628 | 301 | 244 |
| Deposit insurance premium | 101 | 100 | 44 |
| Furniture, fixtures and equipment | 554 | 641 | 818 |
| Data processing | 919 | 1,054 | 1,306 |
| Other operating expenses | 1,601 | 1,274 | 1,176 |
| Total noninterest expense | 11,085 | 9,889 | 10,370 |
| Income (loss) from continuing operations before income taxes | (3,083) | (523) | (3,917) |
| Provision for income taxes | - | - | - |
| Income (loss) from continuing operations | (3,083) | (523) | (3,917) |
| Discontinued operations: | | | |
| Income (loss) from operations | (2,488) | (1,107) | 428 |
| Net income (loss) | $ (5,571) | $ (1,630) | $ (3,489) |
| Earnings (loss) per common share | | | |
| *Basic and diluted:* | | | |
| Continuing operations | $ (1.02) | $ (0.17) | $ (1.30) |
| Discontinued operations | (0.82) | (0.37) | 0.14 |
| | $ (1.84) | $ (0.54) | $ (1.16) |
| Weighted average common shares outstanding Basic and diluted | 3,020,934 | 3,015,509 | 3,012,434 |

See accompanying notes to consolidated financial statements.

*Greater Atlantic Financial Corp. and Subsidiaries*
## Consolidated Statements of Comprehensive Income (Loss)

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| (In Thousands) | | (Restated) | (Restated) |
| Net (loss) income | $ (5,571) | $ (1,630) | $ (3,489) |
| Other comprehensive (loss) income, net of tax: | | | |
| Unrealized (loss) income on securities | 46 | (16) | (1,008) |
| Other comprehensive (loss) income | 46 | (16) | (1,008) |
| Comprehensive (loss) income | $ (5,525) | $ (1,646) | $ (4,497) |

See accompanying notes to consolidated financial statements

*Greater Atlantic Financial Corp. and Subsidiaries*
## Consolidated Statements of Stockholders' Equity

| | Preferred Stock | Common Stock | Additional Paid-in Capital | Accumulated Earnings (Deficit) | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| (In Thousands) | | | | | | |
| Balance at September 30, 2003 (as restated) | $ - | $ 30 | $ 25,152 | $ (4,669) | $ (71) | $ 20,442 |
| Other comprehensive loss | - | - | - | - | (1,008) | (1,008) |
| Net loss for the period | - | - | - | (3,489) | - | (3,489) |
| Balance at September 30, 2004 (as restated) | - | 30 | 25,152 | (8,158) | (1,079) | 15,945 |
| Options exercised | - | - | 76 | - | - | 76 |
| Other comprehensive loss | - | - | - | - | (16) | (16) |
| Net loss for the period | - | - | - | (1,630) | - | (1,630) |
| Balance at September 30, 2005 (as restated) | - | 30 | 25,228 | (9,788) | (1,095) | 14,375 |
| Other comprehensive income | - | - | - | - | 46 | 46 |
| Net loss for the period | - | - | - | (5,571) | - | (5,571) |
| Balance at September 30, 2006 | $ - | $ 30 | $ 25,228 | $ (15,359) | $ (1,049) | $ 8,850 |

See accompanying notes to consolidated financial statements

*Greater Atlantic Financial Corp. and Subsidiaries*

## Consolidated Statements of Cash Flows

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 (Restated) | 2004 (Restated) |
| (In Thousands) | | | |
| Cash flow from operating activities | | | |
| Net income (loss) | $ (5,571) | $ (1,630) | $ (3,489) |
| Adjustments to reconcile net income (loss) to net cash Provided (used) by operating activities | | | |
| Provision for loan losses | 126 | 219 | 209 |
| Amortization of loan acquisition adjustment | (50) | (27) | (27) |
| Depreciation and amortization | 658 | 930 | 986 |
| (Gain) loss on disposal of fixed assets | (26) | 91 | - |
| Option compensation | - | 42 | - |
| Realized loss (gain) on trading securities | - | - | 135 |
| Realized gain on sale of investment securities | - | - | (77) |
| Realized gain on sale of mortgaged-backed securities | - | (539) | - |
| Loss (gain) on derivatives | 66 | (836) | 227 |
| Amortization of investment security premiums | 753 | 853 | 1,573 |
| Amortization of mortgage-backed security premiums | 662 | 937 | 1,453 |
| Amortization of deferred fees | (496) | (635) | (563) |
| Discount accretion net of premium amortization | (277) | (361) | 628 |
| Amortization of convertible preferred stock costs | 9 | 9 | 9 |
| (Gain) loss on sale of foreclosed real estate | (65) | - | - |
| Gain on sale of loans held for sale | (1,522) | (4,720) | (9,191) |
| (Increase) decrease in assets | | | |
| Disbursements for origination of loans | (91,477) | (276,038) | (402,988) |
| Proceeds from sales of loans | 102,518 | 276,770 | 413,204 |
| Accrued interest and dividend receivable | (327) | 193 | 359 |
| Prepaid expenses and other assets | 1,156 | 360 | (261) |
| Deferred loan fees collected, net of deferred costs incurred | 431 | 172 | 436 |
| Increase (decrease) in liabilities | | | |
| Accrued expenses and other liabilities | 649 | (451) | (3,382) |
| Net cash provided by (used) in operating activities | $ 7,217 | $ (4,661) | $ (759) |

(Continued)

*Greater Atlantic Financial Corp. and Subsidiaries*

## Consolidated Statements of Cash Flows – (Continued)

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 (Restated) | 2004 (Restated) |
| (In Thousands) | | | |
| Cash flow from investing activities | | | |
| Net decrease (increase) in loans | $ 1,879 | $ 51,867 | $ (4,817) |
| Disposal (purchases) of premises and equipment | 792 | 2,055 | (312) |
| Proceeds from sales of foreclosed real estate | 297 | - | - |
| Purchases of investment securities | (7,707) | (21,684) | (25,748) |
| Proceeds from sale of investment securities | - | - | 67,843 |
| Proceeds from repayments of investment securities | 16,827 | 22,374 | 33,235 |
| Purchases of mortgage-backed securities | - | (24,224) | (63,056) |
| Proceeds from sale of mortgage-backed securities | - | 21,921 | - |
| Proceeds from repayments of mortgage-backed securities | 25,198 | 37,548 | 54,932 |
| Purchases of FHLB stock | (3,015) | (5,169) | (15,875) |
| Proceeds from sale of FHLB stock | 3,130 | 6,751 | 16,130 |
| Net cash provided by (used) in investing activities | 37,401 | 91,439 | 62,332 |
| Cash flow from financing activities | | | |
| Net (decrease) increase in deposits | (7,620) | (51,162) | (8,920) |
| Net (repayments) advances from FHLB | (2,000) | (13,200) | (35,600) |
| Net borrowings (repayments) on reverse repurchase agreements and other borrowings | (19,905) | (26,386) | (12,971) |
| Increase (decrease) in advance payments by borrowers for taxes and insurance | 2 | (37) | 81 |
| Exercise of stock options | - | 34 | - |
| Net cash (used) in provided by financing activities | (29,523) | (90,751) | (57,410) |
| Increase (decrease) in cash and cash equivalents | 15,095 | (3,973) | 4,163 |
| Cash and cash equivalents, at beginning of year | 4,709 | 8,682 | 4,519 |
| Cash and cash equivalents, at end of year | $ 19,804 | $ 4,709 | $ 8,682 |

See accompanying notes to consolidated financial statements.

## 1. Summary of Significant Accounting Policies

### Nature of Operations

Greater Atlantic Financial Corp. (GAFC or the "Company") is a bank holding company whose principal activity was the ownership and management of Greater Atlantic Bank (GAB or "the Bank"), and its wholly owned subsidiary, Greater Atlantic Mortgage Corporation (GAMC). However, the mortgage-banking activities conducted in GAMC were discontinued effective March 29, 2006 as it was determined that, because it was unprofitable, this business no longer fit our strategy. The Bank originates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Virginia, Washington, D.C. and Maryland. The Bank operates under a federal bank charter and provides full banking services.

GAMC was incorporated as a separate entity on June 11, 1998 and began independent operations on September 1, 1998. GAMC was involved primarily in the origination and sale of single-family mortgage loans and, to a lesser extent, multi-family residential and second mortgage loans. The Company closed GAMC during the fiscal year ended September 30, 2006, (see Note 3). GAMC also originated loans for the Bank's portfolio. In January 2002, GAFC established Greater Atlantic Capital Trust I to issue certain convertible preferred securities (see Note 22).

### Principles of Consolidation

The consolidated financial statements include the accounts of GAFC and its wholly owned subsidiaries, GAB and GAMC and Greater Atlantic Capital Trust I. All significant intercompany accounts and transactions have been eliminated in consolidation.

### Risk and Uncertainties

In its normal course of business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company. The determination of the allowance for loan losses and the valuation of real estate are based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of September 30, 2006 and September 30, 2005, the allowance for loan losses and valuation of real estate are adequate based on information currently available. A worsening or protracted economic decline would increase the likelihood of losses due to credit and market risks and could create the need for substantial additional loan loss reserves. See discussion of regulatory matters in Note 14.

### Concentration of Credit Risk

The Company's primary business activity is with customers located in Maryland, Virginia and the District of Columbia. The Company primarily originates residential loans to customers throughout these areas, most of whom are residents local to the Company's business locations. The Company has a diversified loan portfolio consisting of residential, commercial and consumer loans. Commercial and consumer loans generally provide for higher interest rates and shorter terms, however such loans have a higher degree of credit risk. Management monitors all loans, including, when possible, making inspections of the properties, maintaining current operating statements, and performing net realizable value calculations with allowances for losses established as necessary to properly reflect the value of the properties. Management believes the current loss allowances are sufficient to cover the credit risk estimated to exist at September 30, 2006.

### Investment Securities

Investment securities, which the Company has the intent and ability to hold to maturity, are carried at amortized cost. The amortization of premiums and accretion of discounts are recorded on the level yield (interest) method, over the period from the date of purchase to maturity. When sales do occur, gains and losses are recognized at the time of sale and the determination of cost of securities sold is based upon the specific identification method. Investment securities which the Company intends to hold for indefinite periods of time, use for asset/liability management or that are to be sold in response to changes in interest rates, prepayment risk, the need to increase regulatory capital or other similar factors are classified as available-for-sale and carried at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. If a sale does occur, gains and losses are recognized as a component of earnings at the time of the sale. The amortization of premiums and accretion of discounts are recorded on the level yield (interest) method.

Investment securities that are bought and held principally for the purpose of selling them in the near term would be classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

**Loans and Allowance for Loan Losses**

Loans receivable are stated at unpaid principal balances, net of unearned discounts resulting from add-on interest, participation or whole-loan interests owned by others, undisbursed loans in process, deferred loan fees, and allowances for loan losses.

Loans are placed on non-accrual status when the principal or interest is past due more than 90 days or when, in management's opinion, collection of principal and interest is not likely to be made in accordance with a loan's contractual terms unless the loan principal and interest are determined by management to be fully secured and in the process of collection.

The allowance for loan losses provides for the risk of losses inherent in the lending process. The allowance for loan losses is based on periodic reviews and analyses of the loan portfolio which include consideration of such factors as the risk rating of individual credits, the size and diversity of the portfolio, economic conditions, prior loss experience and results of periodic credit reviews of the portfolio. The allowance for loan losses is increased by provisions for loan losses charged against income and reduced by charge-offs, net of recoveries. In management's judgment, the allowance for loan losses is considered adequate to absorb losses inherent in the loan portfolio at September 30, 2006.

The Company considers a loan to be impaired if it is probable that they will be unable to collect all amounts due (both principal and interest) according to the contractual terms of the loan agreement. When a loan is deemed impaired, the Company computes the present value of the loan's future cash flows, discounted at the effective interest rate. As an expedient, creditors may account for impaired loans at the fair value of the collateral or at the observable market price of the loan if one exists. If the present value is less than the carrying value of the loan, a valuation allowance is recorded. For collateral dependent loans, the Company uses the fair value of the collateral, less estimated costs to sell on a discounted basis, to measure impairment.

Mortgage loans originated and intended for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

**Derivative Financial Instruments**

The Company uses derivative financial instruments to mitigate market risk from changes in interest rates. Our derivative financial instruments are contracted in the over-the-counter market and include interest rate swaps. Derivative financial instruments are accounted for in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), which requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period either in current results of operations or other comprehensive income (loss). For a derivative designated as part of a hedge transaction, where it is recorded is dependent on whether it is a fair value hedge or a cash flow hedge. For a derivative designated as a fair value hedge, the gain or loss of the derivative in the period of change and the offsetting loss or gain of the hedged item attributed to the hedged risk are recognized in results of operations. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into results of operations when the hedged exposure affects results of operations. The ineffective portion of the gain or loss of a cash flow hedge is recognized currently in results of operations. For a derivative not designated as a hedging instrument, the gain or loss is recognized currently in results of operations. The Bank seeks to control or limit the interest rate risk caused by mortgage banking activities. The method used to help reduce interest rate risk from its mortgage banking activities are forward loan sale agreements. At various times, depending on loan origination volume and management's assessment of projected loan fallout, the Bank may reduce or increase its derivative positions.

## Notes to Consolidated Financial Statements

### Mortgage Loan Income, Discounts and Premiums

Interest income on loans is recorded on the accrual method. Discounts and premiums relating to mortgage loans purchased are deferred and amortized against or accreted into income over the estimated lives of the loans using the level yield (interest) method. Accrual of interest is discontinued and an allowance for uncollected interest is established and charged to interest income for the full amount of accrued interest receivable on loans, which are delinquent for a period of 90 days or more.

### Loan Origination and Commitment Fees

Loan origination and commitment fees and certain incremental direct loan origination costs are being deferred with the net amount being amortized as an adjustment of the related loan's yield. The Company is amortizing those amounts over the contractual life of the related loans as adjusted for anticipated prepayments using current and past payment trends.

### Mortgage Loan Sales and Servicing

The Company originates and sells loans and participating interest in loans generally without retaining servicing rights. Loans are sold to provide the Company with additional funds and to generate gains from mortgage banking operations. Loans originated for sale are carried at the lower of cost or market. When a loan and the related servicing are sold the Company recognizes any gain or loss at the time of sale.

When servicing is retained on a loan that is sold, the Company recognizes a gain or loss based on the present value of the difference between the average constant rate of interest it receives, adjusted for a normal servicing fee, and the yield it must pay to the purchaser of the loan over the estimated remaining life of the loan. Any resulting net premium is deferred and amortized over the estimated life of the loan using a method approximating the level yield (interest) method. There were no loans sold with servicing rights retained during the years ended September 30, 2006 and September 30, 2005. The Company also sells participation interests in loans that it services.

### Premises and Equipment

Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method over useful lives ranging from five to ten years. Leasehold improvements are capitalized and amortized using the straight-line method over the life of the related lease.

### Foreclosed Real Estate

Real estate acquired through foreclosure is recorded at the lower of cost or fair value less estimated selling costs. Subsequent to the date of foreclosure, valuation adjustments are made, if required, to the lower of cost or fair value less estimated selling costs. Costs related to holding the real estate, net of related income, are reflected in operations when incurred. Recognition of gains on sale of real estate is dependent upon the transaction meeting certain criteria relating to the nature of the property sold and the terms of the sale.

### Guaranteed Convertible Preferred Securities

On July 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 150, "Accounting for Mandatorily Redeemable Securities" ("SFAS 150"). SFAS 150 requires that the Company classify redeemable securities with a mandatory redemption date as liabilities in its balance sheet and classify distributions related to such securities as interest expense. Also, SFAS 150 requires that the redeemable securities be reflected at fair market value when reclassified as a liability. Accordingly, the guaranteed convertible preferred securities are presented as a liability in the Statements of Financial Condition. The Company has consistently accounted for distributions related to these securities as interest expense, and since the Company sold the securities in a public offering, there was no fair market value adjustment necessary.

### Income Taxes

Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The net deferred tax asset is reduced, if necessary, by a valuation allowance for the amount of any tax benefits that, based on available evidence, are not expected to be realized (See Note 12).

### Cash and Cash Equivalents

The Company considers cash and interest bearing deposits in other banks as cash and cash equivalents for purposes of preparing the statement of cash flows.

### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Presently, the Company's comprehensive income and loss is from unrealized gains and losses on certain investment securities.

### Stock-Based Compensation

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 123R, "Accounting for Stock-Based Compensation" ("SFAS 123R"), to measure compensation cost for stock options effective after October 1, 2005. Prior to its adoption, the Company accounted for its options under APB 25 "*Accounting for Stock Issued to Employees*" with pro forma disclosed. As allowable under SFAS 123R, the Company used the Black-Scholes method to measure the compensation cost of stock options granted in 2006 with the following assumptions: risk-free interest rate of 4.88%, a dividend payout rate of zero, and an expected option life of nine years. The volatility is 32%. Using these assumptions, the fair value of stock options granted during fiscal 2006 was $2.92. In 2005 the Company used the following assumptions: risk-free interest rate of 4.23%, a dividend payout rate of zero, and an expected option life of nine years. The volatility is 47%. Using these assumptions, the fair value of stock options granted during fiscal 2005 was $3.70. In 2004 the Company used the following assumptions: risk-free interest rate of 4.41%, a dividend payout rate of zero, and an expected option life of ten years. The volatility is 66%. Using these assumptions, the fair value of stock options granted during fiscal 2004 was $5.75. There were 12,000 options granted during fiscal 2006 with an estimated fair value of $22,000. If the Company had elected to recognize compensation cost based on the value at the grant dates with the method prescribed by SFAS 123, net income (loss) and earnings (loss) per share for 2005 and 2004 would have been changed to the pro forma amounts indicated in the following table:

| | Year Ended September 30, | |
|---|---|---|
| | 2005 | 2004 |
| (In Thousands, Except Per Share Data) | (Restated) | (Restated) |
| Net (loss) income as reported | $ (1,630) | $ (3,489) |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (239) | (128) |
| Pro Forma net income (loss) | $ (1,869) | $ (3,617) |
| Basic income (loss) per common share: | | |
| As reported | $ (0.54) | $ (1.16) |
| Pro Forma | (0.62) | (1.20) |
| Diluted income (loss) per common share: | | |
| As reported | $ (0.54) | $ (1.16) |
| Pro Forma | (0.62) | (1.20) |

**Reclassifications**

In addition to reclassifications related to discontinued operations (see Note 3), other reclassifications have been made to prior periods to place them on a basis comparable with the current period presentation. These reclassifications have no effect on the results of operations previously reported.

**2. Restatements**

During 2006, the Company restated its historical financial statements to reflect the accounting treatment for losses discovered in its subsidiary, GAMC's unreconciled inter-company account. The losses were discovered as the Bank discontinued the operations of the subsidiary. The loss in any given year did not reach a material amount such as to require restatement. However, the Bank determined to provide the restatements because of the cumulative amount of the losses aggregated $1.4 million. The revisions had no impact on the cash flows of the Bank. The table below includes the effect of the restatement and the presentation of GAMC as discontinued operations.

| | As originally reported | Restatement | Discontinued operations | As restated |
|---|---|---|---|---|
| Year ended September 30, 2005 | | | | |
| Interest income | $ 17,436 | $ - | $ 478 | $ 16,958 |
| Interest expense | 10,893 | - | 347 | 10,546 |
| Net interest income | 6,543 | - | 131 | 6,412 |
| Noninterest income | 8,317 | (72) | 5,072 | 3,173 |
| Noninterest expense | 16,199 | - | 6,310 | 9,889 |
| Discontinued operations | - | - | (1,107) | (1,107) |
| Net income (loss) | (1,558) | (72) | - | (1,630) |
| Earnings per share – continuing | (0.52) | (0.02) | 0.37 | (0.17) |
| Earnings per share – discontinued | (0.00) | (0.00) | (0.37) | (0.37) |
| Year ended September 30, 2004 | | | | |
| Interest income | $ 18,962 | $ - | $ 877 | $ 18,085 |
| Interest expense | 12,355 | - | 385 | 11,970 |
| Net interest income | 6,607 | - | 492 | 6,115 |
| Noninterest income | 9,929 | (297) | 9,085 | 547 |
| Noninterest expense | 19,430 | - | 9,060 | 10,370 |
| Discontinued operations | - | - | 428 | 428 |
| Net income (loss) | (3,192) | (297) | - | (3,489) |
| Earnings per share – continuing | (1.06) | (0.10) | (0.14) | (1.30) |
| Earnings per share – discontinued | (0.00) | 0.00 | 0.14 | 0.14 |

The $72,000 and $297,000 adjustments to noninterest income relate to gains on sale of loans. In addition, the September 30, 2003 retained earnings balance was reduced by $898,000 to reflect the cumulative effect of the restatement of all prior periods.

**3. Discontinued operations**

On March 29, 2006, we began the process of discontinuing the operations of the Bank's subsidiary, GAMC. It was determined that, because it was unprofitable, this business no longer fit our strategy.

As a result of the above action, we applied discontinued operations accounting in the third quarter of 2006, as we completed the closing of the GAMC business. Accordingly, the income statements for all periods have been adjusted. The reclassification of GAMC's results to discontinued operations primarily resulted in a reduction to previously reported levels of net interest income, a reduction in noninterest income and a reduction in noninterest expense. The table below summarizes GAMC's results which were treated as discontinued operations for the periods indicated.

| | Year Ended September 30, | |
|---|---|---|
| | 2005 | 2004 |
| (Dollars in Thousands, Except Per Share Data | | |
| Interest income | $ 478 | $ 877 |
| Interest expense | 347 | 385 |
| Net interest income | 131 | 492 |
| Noninterest income | 5,072 | 9,085 |
| Noninterest expense | 6,310 | 9,060 |
| Provision for income taxes | - | 89 |
| Net income (loss) | $ (1,107) | $ 428 |
| Earnings per share – basic | $ (0.37) | $ 0.14 |
| Earnings per share – diluted | (0.37) | 0.14 |

**4. Investments**

Available-for-Sale, September 30, 2006

| (In Thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Market Value |
|---|---|---|---|---|
| Investment securities | | | | |
| SBA notes | $ 27,629 | $ 106 | $ 536 | $ 27,199 |
| CMOs | 9,735 | 48 | 28 | 9,755 |
| Corporate debt securities | 7,280 | 36 | 174 | 7,142 |
| | 44,644 | 190 | 738 | 44,096 |
| Mortgage-backed securities | | | | |
| FNMA notes | 18,350 | - | 364 | 17,986 |
| GNMA notes | 8,133 | - | 217 | 7,916 |
| FHLMC notes | 5,549 | - | 86 | 5,463 |
| | 32,032 | - | 667 | 31,365 |
| | $ 76,676 | $ 190 | $ 1,405 | $ 75,461 |

Held-to-Maturity, September 30, 2006

| (In Thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Market Value |
|---|---|---|---|---|
| Investment securities | | | | |
| SBA notes | $ 4,461 | $ - | $ 231 | $ 4,230 |
| Corporate debt securities | - | - | - | - |
| | 4,461 | - | 231 | 4,230 |
| Mortgage-backed securities | | | | |
| FNMA notes | 107 | - | 2 | 105 |
| FHLMC notes | 128 | - | 3 | 125 |
| | 235 | - | 5 | 230 |
| | $ 4,696 | $ - | $ 236 | $ 4,460 |

Available-for-sale, September 30, 2005

| (In Thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Market Value |
|---|---|---|---|---|
| Investment securities | | | | |
| SBA notes | $ 30,239 | $ 112 | $ 570 | $ 29,781 |
| CMOs | 14,446 | 33 | 25 | 14,454 |
| Corporate debt securities | 6,736 | 39 | 39 | 6,736 |
| | 51,421 | 184 | 634 | 50,971 |
| Mortgage-backed securities | | | | |
| FNMA notes | 35,548 | 29 | 630 | 34,947 |
| GNMA notes | 13,097 | - | 155 | 12,942 |
| FHLMC notes | 9,044 | 10 | 85 | 8,969 |
| | 57,689 | 39 | 870 | 56,858 |
| | $ 109,110 | $ 223 | $ 1,504 | $ 107,829 |

Held-to-maturity, September 30, 2005

| (In Thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Market Value |
|---|---|---|---|---|
| Investment securities | | | | |
| SBA notes | $ 6,531 | $ 1 | $ 319 | $ 6,213 |
| Corporate notes | 1,000 | 20 | - | 1,020 |
| | 7,531 | 21 | 319 | 7,233 |
| Mortgage-backed securities | | | | |
| FNMA notes | 202 | - | 4 | 198 |
| FHLMC notes | 236 | - | 1 | 235 |
| | 438 | - | 5 | 433 |
| | $ 7,969 | $ 21 | $ 324 | $ 7,666 |

The weighted average interest rate on investments was 5.03% and 3.38% for the years ended September 30, 2006 and 2005, respectively.

**Trading Activities**

The net gains (losses) on trading activities included in earnings are as follows:

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| (In Thousands) | | | |
| FHLB notes | $ - | $ - | $ - |
| Mortgage-backed securities | - | - | (135) |
| | $ - | $ - | $ (135) |

Proceeds from the sale of available for sale securities were zero, $21.9 million and $67.8 million for the years ended September 30, 2006, 2005 and 2004, respectively. Gross realized gains were zero, $539,000 and $77,000 for the years ended September 30, 2006, 2005 and 2004, respectively.

As of September 30, 2006, the Bank held investments in available for sale with unrealized holding losses totaling $1.4 million, consisting of the following:

| | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| Description of Securities | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| (In Thousands) | | | | | | |
| Corporate debt securities | $ 4,921 | $ 174 | $ - | $ - | $ 4,921 | $ 174 |
| CMOs | 3,279 | 28 | - | - | 3,279 | 28 |
| U.S. Government securities | | | | | | |
| SBA | 22,375 | 536 | - | - | 22,375 | 536 |
| GNMA | 7,916 | 217 | - | - | 7,916 | 217 |
| U.S. Government agency securities: | | | | | | |
| FHLMC MBS's | 5,463 | 86 | - | - | 5,463 | 86 |
| FNMA MBS's | 17,773 | 357 | 213 | 7 | 17,986 | 364 |
| Total | $ 61,727 | $ 1,398 | $ 213 | $ 7 | $ 61,940 | $ 1,405 |

As of September 30, 2006, the Bank held investments in held-to-maturity with unrealized holding losses totaling $236,000, consisting of the following:

| | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| Description of Securities | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| (In Thousands) | | | | | | |
| U.S. Government securities | | | | | | |
| SBA | $ 4,230 | $ 231 | $ - | $ - | $ 4,230 | $ 231 |
| U.S. Government agency securities: | | | | | | |
| FHLMC MBS's | 125 | 3 | - | - | 125 | 3 |
| FNMA MBS's | 82 | 2 | 23 | - | 105 | 2 |
| Total | $ 4,437 | $ 236 | $ 23 | $ - | $ 4,460 | $ 236 |

Such unrealized holding losses are the result of an increase in market interest rates during fiscal 2006 and are not the result of credit or principal risk. Based on the nature of the investments and other considerations discussed above, management concluded that such unrealized losses were not other than temporary as of September 30, 2006

The amortized cost and estimated fair value of securities at September 30, 2006 and 2005, by contractual maturity, are as follows:

| | September 30, 2006 | | September 30, 2005 | |
|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| (In Thousands) | | | | |
| Available-for-sale: | | | | |
| One year or less | $ 49 | $ 33 | $ - | $ - |
| After one year through five years | - | - | 185 | 169 |
| After five years through ten years | 3,891 | 3,753 | 4,070 | 4,041 |
| After ten years | 40,704 | 40,310 | 47,166 | 46,761 |
| Mortgage-backed securities | 32,032 | 31,365 | 57,689 | 56,858 |
| | 76,676 | 75,461 | 109,110 | 107,829 |
| Held-to-maturity: | | | | |
| One year or less | - | - | 1,000 | 1,020 |
| After one year through five years | 110 | 94 | 408 | 373 |
| After five years through ten years | 553 | 534 | 253 | 231 |
| After ten years | 3,798 | 3,602 | 5,870 | 5,609 |
| Mortgage-backed securities | 235 | 230 | 438 | 433 |
| | 4,696 | 4,460 | 7,969 | 7,666 |
| Total investment securities | $81,372 | $79,921 | $117,079 | $115,495 |

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

**5. Loans Receivable**

Loans receivable consists of the following:

| | September 30, | |
|---|---|---|
| | 2006 | 2005 |
| (In Thousands) | | |
| Mortgage loans: | | |
| Single-family | $ 43,473 | $ 50,919 |
| Multi-family | 813 | 751 |
| Construction | 14,245 | 24,273 |
| Commercial real estate | 28,403 | 25,530 |
| Land loans | 13,829 | 18,421 |
| Total mortgage loans | 100,763 | 119,894 |
| Commercial loans | 39,794 | 35,458 |
| Consumer loans | 61,414 | 69,381 |
| Total loans | 201,971 | 224,733 |
| Less: | | |
| Due borrowers on loans-in process | (8,517) | (20,386) |
| Deferred loan fees origination costs | 944 | 873 |
| Allowance for loan losses | (1,330) | (1,212) |
| Unearned (discounts) premium | 239 | 429 |
| | $ 193,307 | $ 204,437 |
| Loans held for sale | $ – | $ 9,517 |
| Loans receivable, net | 193,307 | 194,920 |
| | $ 193,307 | $ 204,437 |

Loans held for sale are all single-family mortgage loans.

The activity in allowance for loan losses is summarized as follows:

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| (In Thousands) | | | |
| Balance, beginning | $ 1,212 | $ 1,600 | $ 1,550 |
| Provision for loan losses | 126 | 219 | 209 |
| Charge-offs | (80) | (625) | (200) |
| Recoveries | 72 | 18 | 41 |
| Balance, ending | $ 1,330 | $ 1,212 | $ 1,600 |

The amount of loans serviced for others totaled $34.4 million and $40.0 million as of September 30, 2006 and September 30, 2005, respectively.

The allowance for uncollected interest, established for mortgage loans which are delinquent for a period of 90 days or more, amounted to $204,000, $134,000 and $108,000 as of September 30, 2006, 2005 and September 30, 2004, respectively. This is the entire amount of interest income that would have been recorded in these periods under the contractual terms of such loans. Principal balances of non-performing loans related to reserves for uncollected interest totaled $274,000, $1.6 million and $953,000 as of September 30, 2006, 2005, and September 30, 2004, respectively.

### 6. Accrued Interest and Dividends Receivable

Accrued interest and dividends receivable consist of the following:

| | September 30, 2006 | September 30, 2005 |
|---|---|---|
| (In Thousands) | | |
| Investments | $ 751 | $ 718 |
| Loans receivable | 1,282 | 1,005 |
| Accrued dividends on FHLB stock | 40 | 23 |
| | $ 2,073 | $ 1,746 |

### 7. Premises and Equipment

Premises and equipment consists of the following:

| | September 30, 2006 | September 30, 2005 |
|---|---|---|
| (In Thousands) | | |
| Furniture, fixtures and equipment | $ 2,621 | $ 5,228 |
| Leasehold improvements | 2,835 | 2,836 |
| Land | 377 | 377 |
| | 5,833 | 8,441 |
| Less: Allowances for depreciation and amortization | 3,069 | 4,243 |
| | $ 2,764 | $ 4,198 |

### 8. Foreclosed Real Estate

Foreclosed real estate is summarized as follows.

| | September 30, 2006 | September 30, 2005 |
|---|---|---|
| (In Thousands) | | |
| Real estate acquired through settlement of loans | $ - | $ 232 |

There was no activity in the allowance for losses on foreclosed real estate in fiscal 2006, 2005 or 2004.

**9. Deposits**

Deposits are summarized as follows:

September 30, 2006

| (In Thousands) | Amount | Ranges of Contractual Interest Rates | % of Total |
|---|---|---|---|
| Savings accounts | $ 3,679 | 0.00 – 1.09% | 1.6% |
| NOW/money market accounts | 73,334 | 0.00 – 4.40% | 31.9 |
| Certificates of deposit | 127,939 | 0.94 – 9.00% | 55.6 |
| Non-interest bearing demand deposits | 25,222 | 0.00% | 10.9 |
| | $ 230,174 | | 100.0% |

September 30, 2005

| (In Thousands) | Amount | Ranges of Contractual Interest Rates | % of Total |
|---|---|---|---|
| Savings accounts | $ 8,078 | 0.00 – 1.09% | 3.4% |
| NOW/money market accounts | 66,638 | 0.00 – 3.54% | 28.0 |
| Certificates of deposit | 145,912 | 0.99 – 9.00% | 61.4 |
| Non-interest bearing demand deposits | 17,166 | 0.00% | 7.2 |
| | $ 237,794 | | 100.0% |

Certificates of deposit as of September 30, 2006 mature as follows:

| Year ending September 30, | Amount |
|---|---|
| (In Thousands) | |
| 2007 | $ 102,257 |
| 2008 | 16,930 |
| 2009 | 4,334 |
| 2010 | 3,451 |
| 2011 and after | 967 |
| | $ 127,939 |

Interest expense on deposit accounts consists of the following:

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| (In Thousands) | | | |
| NOW/money market accounts | $ 2,430 | $ 1,197 | $ 852 |
| Savings accounts | 48 | 94 | 113 |
| Certificates of deposit | 5,231 | 5,046 | 4,786 |
| | $ 7,709 | $ 6,337 | $ 5,751 |

Deposits, including certificates of deposit, with balances in excess of $100,000 totaled $85.2 million and $83.7 million at September 30, 2006, and September 30, 2005, respectively.

**10. Deferred Compensation Plan**

On October 30, 1997, the Company adopted a deferred compensation plan. Under the deferred compensation plan, an employee may elect to participate by directing that all or part of his or her compensation be credited to a deferral account. The election must be made prior to the beginning of the calendar year. The deferral account bears interest at 6% per year. The amounts credited to the deferral account are payable in preferred stock or cash at the election of the board of directors on the date the Company announces a change in control or the date three years from the date the participant elects to participate in the deferred compensation plan. The liability associated with the plan was zero at September 30, 2006 and 2005, respectively.

## 11. Advances From Federal Home Loan Bank and Other Borrowings

The Bank has $56.2 million credit availability as of September 30, 2006 from the Federal Home Loan Bank of Atlanta (FHLB). Any advances in excess of $10 million are required to be collateralized with eligible securities. The credit availability is at the discretion of the FHLB.

The following table sets forth information regarding the Bank's borrowed funds:

| | At or For the Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| (Dollars in Thousands) | | | |
| FHLB advances: | | | |
| Average balance outstanding | $ 44,894 | $ 44,422 | $ 116,155 |
| Maximum amount outstanding at any month-end during the period | 51,000 | 49,200 | 142,250 |
| Balance outstanding at end of period | 36,000 | 38,000 | 51,200 |
| Weighted average interest rate during the period | 5.05% | 4.47% | 2.39% |
| Weighted average interest rate at end of period | 5.28% | 4.85% | 3.93% |
| | | | |
| Reverse repurchase agreements: | | | |
| Average balance outstanding | 31,624 | 51,388 | 78,979 |
| Maximum amount outstanding at any month-end during the period | 35,641 | 62,846 | 93,730 |
| Balance outstanding at end of period | 18,574 | 38,479 | 64,865 |
| Weighted average interest rate during the period | 4.21% | 4.33% | 4.36% |
| Weighted average interest rate at end of period | 4.65% | 3.69% | 1.98% |

The Bank has pledged certain investments with carrying values of $25.6 million at September 30, 2006, to collateralize advances from the FHLB.

First mortgage loans in the amount of $30.8 million are also available to be pledged as collateral for the advances at September 30, 2006.

## 12. Income Taxes

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income (loss) as a result of the following differences:

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 (Restated) | 2004 (Restated) |
| (In Thousands) | | | |
| Federal tax provision (benefit) | $ (1,894) | $ (554) | $ (1,186) |
| State tax provision (benefit) | (223) | (65) | (139) |
| (Increase) decrease in provision resulting from: | | | |
| Valuation changes | 1,867 | 613 | 1,319 |
| Other | 250 | 6 | 6 |
| Income tax provision | $ - | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities are as follows:

| | September 30, 2006 | September 30, 2005 (Restated) |
|---|---|---|
| (In Thousands) | | |
| Deferred tax assets | | |
| Net operating loss carryforwards | $4,658 | $2,654 |
| Unrealized (gains) losses on derivatives | 178 | (76) |
| Allowance for loan losses | 505 | 461 |
| Available for sale securities | 433 | 515 |
| Core deposit intangible | 65 | 65 |
| Deferred loan fees | 125 | 177 |
| Other | 86 | 458 |
| Total deferred tax assets | 6,050 | 4,254 |
| Deferred tax liabilities | | |
| Tax over book depreciation | 478 | 535 |
| Other | 140 | 108 |
| Total deferred tax liabilities | 618 | 643 |
| Net deferred tax assets | 5,432 | 3,611 |
| Less: Valuation allowance | 3,504 | 1,637 |
| Total | $ 1,928 | $ 1,974 |

Management has provided a valuation allowance for net deferred tax assets, due to the timing of the generation of future taxable income.

At September 30, 2006, the Company has net operating loss carryforwards for federal income tax purposes of approximately $12.1 million, which expire in the years 2007 to 2026. As a result of the change in ownership of the Bank, approximately $1.5 million of the total net operating loss carryforwards are subject to an annual usage limitation of approximately $114,000.

**13. Commitments and Contingencies**

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At September 30, 2006, the Company had outstanding commitments to originate and purchase loans and undisbursed construction mortgages aggregating approximately $13.9 million. Fixed rate commitments are at market rates as of the commitment dates and generally expire within 60 days. In addition, the Company was contingently liable under unused lines of credit for approximately $113.1 million and standby letters of credit for approximately $55,000.

The Company announced in September 2006, that a Demand for Arbitration before the American Arbitration Association was filed by the former manager of GAMC (Stamm Mortgage). The Demand for Arbitration alleges three counts: rescission, breach of contract, and defamation. As against the Bank and GAMC, Stamm Mortgage alleges that the Management Agreement is unenforceable and should be rescinded, requiring the Bank and GAMC, jointly and severally, to return $1.77 million that Stamm Mortgage paid to the Bank and GAMC under the Management Agreement. As an alternative to rescission, Stamm Mortgage alleges that the Bank and GAMC breached the Management Agreement by terminating it contrary to its terms, resulting in $9.6 million in lost profits to Stamm Mortgage. Stamm Mortgage and Mr. Stamm both allege that the company, the bank, GAMC, and Mr. Amos, acting in his official capacity, defamed Stamm Mortgage and Mr. Stamm through certain public statements made in press releases and in public securities filings by the company and seek $1.0 million in compensatory damages and $350,000 in punitive damages.

On December 29, 2006, counsel for the company, the bank, GAMC and Mr. Amos filed an Answering Statement and Counterclaim in Arbitration. In, January 2007, the parties entered into negotiations looking toward a mutually acceptable and amicable resolution of their claims. During the course of these negotiations, the Company proposed a settlement offer which would require a contribution of $500,000 by the Company towards the settlement, and has been accrued by the Company as of September 30, 2006. In the event that the claims cannot be resolved through negotiations, the company intends to defend its position vigorously.

**Rental Commitments**

The Company has entered into lease agreements for the rental of certain properties expiring on various dates through June 30, 2015. The future minimum rental commitments as of September 30, 2006, for all non-cancelable lease agreements, are as follows:

| Years ending September 30, | Rental Commitments |
|---|---|
| (In Thousands) | |
| 2007 | $ 1,089 |
| 2008 | 1,116 |
| 2009 | 992 |
| 2010 | 836 |
| 2011 | 339 |
| Thereafter | 493 |
| Total | $ 4,865 |

Net rent expense for the years ended September 30, 2006, 2005 and 2004 was $1.1 million, $1.0 million and $1.3 million, respectively.

**14. Regulatory Matters**

Generally, annual dividends by the Bank to the Company as its sole shareholder are limited to the amount of current year net income, plus the total net income for the preceding two years, adjusted for any prior year distributions. Under certain circumstances, regulatory approval would be required before making a capital distribution. The Bank did not pay any cash dividends during the years ended September 30, 2006, 2005 or 2004.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) created five categories of financial institutions based on the adequacy of their regulatory capital level: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under FDICIA, a well-capitalized financial institution is one with Tier 1 leverage capital of 5%, Tier 1 risk-based capital of 6% and total risk-based capital of 10%. At September 30, 2006 the Bank was classified as an adequately capitalized financial institution and was classified as a well capitalized financial institution at September 30, 2005.

As part of FDICIA, the minimum capital requirements that the Bank is subject to are as follows: 1) tangible capital equal to at least 1.5% of adjusted total assets, 2) core capital equal to at least 4% of adjusted total assets and 3) total risk-based capital equal to at least 8% of risk-based assets.

The following presents the Bank's capital position at September 30, 2006 and September 30, 2005:

| At September 30, 2006 | Required Balance | Required Percent | Actual Balance | Actual Percent | Surplus |
|---|---|---|---|---|---|
| (Dollars in Thousands) | | | | | |
| Tangible | $ 4,560 | 1.50% | $ 16,738 | 5.51% | $ 12,178 |
| Core | $ 12,159 | 4.00% | $ 16,738 | 5.51% | $ 4,579 |
| Risk-based | $ 15,487 | 8.00% | $ 17,636 | 9.11% | $ 2,149 |

| At September 30, 2005 (Restated) | Required Balance | Required Percent | Actual Balance | Actual Percent | Surplus |
|---|---|---|---|---|---|
| (Dollars in Thousands) | | | | | |
| Tangible | $ 5,080 | 1.50% | $ 22,546 | 6.66% | $ 17,466 |
| Core | $ 13,547 | 4.00% | $ 22,546 | 6.66% | $ 8,999 |
| Risk-based | $ 17,600 | 8.00% | $ 23,645 | 10.75% | $ 6,045 |

The following is a reconciliation of the Bank's net worth as reported to the OTS on GAAP capital as presented in the accompanying financial statements.

| | September 30, 2006 | September 30, 2005 (Restated) |
|---|---|---|
| (In Thousands) | | |
| GAAP capital | $ 10,161 | $ 15,658 |
| Guaranteed convertible preferred securities | 8,000 | 8,000 |
| Unrealized losses on available for sale securities | 1,049 | 1,095 |
| Excluded deferred tax asset | (1,516) | (1,250) |
| Goodwill | (956) | (956) |
| Tangible capital | 16,738 | 22,546 |
| Adjustments | - | - |
| Core capital | 16,738 | 22,546 |
| Allowance for general loss reserves | 1,011 | 1,212 |
| Adjustments to arrive at Risk-Weighted Assets | (113) | (113) |
| Risk-based capital | $ 17,636 | $ 23,645 |

Failure to meet any of the three capital requirements causes savings institutions to be subject to certain regulatory restrictions and limitations including a limit on asset growth, and the requirement to obtain regulatory approval before certain transactions or activities are entered into.

**15. Stockholders' Equity**

Effective November 14, 1998, the Company established the 1997 Stock Option and Warrant Plan (the "Plan"). The Plan reserves options for 76,667 shares to employees and warrants for 94,685 shares to stockholders. The Plan was amended effective March 14, 2000, to increase the number of options available for grant from 76,667 to 225,000 shares to employees and amended again effective March 15, 2002, to increase the number of options available for grant from 225,000 to 350,000 shares to employees and to limit its application to officers and employees. The stock options and warrants vest immediately upon issuance and carry a maximum term of 10 years. The exercise price for the stock options and warrants is the fair market value at grant date. As of September 30, 2006, 94,671 warrants were outstanding.

The following summary represents the activity under the Plan:

| | Number of Shares | Exercise Price | Expiration Date |
|---|---|---|---|
| Balance outstanding and exercisable at September 30, 2003 | 190,000 | | |
| Options granted | 36,000 | $ 8.50 | 10-20-13 |
| Balance outstanding and exercisable at September 30, 2004 | 226,000 | | |
| Options granted | 104,000 | $ 6.75 | 10-6-14 |
| Options exercised | (8,500) | $ 4.00 | |
| Options expired | (55,500) | $ 6.52 | |
| Balance outstanding and exercisable at September 30, 2005 | 266,000 | $ 6.91 | |
| Options granted | 12,000 | $ 6.00 | 3-31-2016 |
| Options expired | (25,000) | $ 8.37 | |
| Balance outstanding and exercisable at September 30, 2006 | 253,000 | $ 6.72 | |

A summary of the stock options outstanding and exercisable as of September 30, 2006 is as follows:

| Options Outstanding | | | Options Exercisable | | |
|---|---|---|---|---|---|
| Exercise Prices | Number Outstanding | Weighted Average Remaining Life (years) | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $7.50 | 16,667 | 1.2 | $7.50 | 16,667 | $7.50 |
| $8.38 | 16,667 | 2.2 | $8.38 | 16,667 | $8.38 |
| $6.00 | 13,000 | 3.2 | $6.00 | 13,000 | $6.00 |
| $4.00 | 41,666 | 4.2 | $4.00 | 41,666 | $4.00 |
| $5.31 | 10,000 | 4.2 | $5.31 | 10,000 | $5.31 |
| $7.00 | 17,000 | 5.3 | $7.00 | 17,000 | $7.00 |
| $9.00 | 20,000 | 5.3 | $9.00 | 20,000 | $9.00 |
| $8.50 | 30,000 | 7.1 | $8.50 | 30,000 | $8.50 |
| $6.75 | 76,000 | 8.1 | $6.75 | 76,000 | $6.75 |
| $6.00 | 12,000 | 9.5 | $6.00 | 12,000 | $6.00 |

## 16. Earnings (Loss) Per Share of Common Stock

The Company reports earning per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires two presentations of earning per share – "basic" and "diluted." Basic earnings per share are computed by dividing income available to common stockholders (the numerator) for the period by the weighted average number of shares of common stock outstanding during the year (the denominator). The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

The following table presents a reconciliation between the basic and diluted earnings (loss) per share for the year ended September 30, 2006, 2005 and 2004:

| | For the Year Ended September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | | 2005 (Restated) | | | 2004 (Restated) | | |
| | Income | Shares | Per Share Amount | Income | Shares | Per Share Amount | Income | Shares | Per Share Amount |
| (Dollars in Thousands, Except Per Share Data) | | | | | | | | | |
| Basic earnings per share | $(5,571) | 3,020,934 | $(1.84) | $(1,630) | 3,015,509 | $(0.54) | $(3,489) | 3,012,434 | $(1.16) |
| Effect of conversion of preferred securities | - | - | - | - | - | - | - | - | - |
| Effect of dilutive stock options | - | - | - | - | - | - | - | - | - |
| Diluted | $(5,571) | 3,020,934 | $(1.84) | $(1,630) | 3,015,509 | $(0.54) | $(3,489) | 3,012,434 | $(1.16) |

The effect of the conversion of preferred securities and stock options were excluded in 2006, 2005 and 2004, as they would have been anti-dilutive.

## 17. Related Party Transactions

The Bank offers loans to its officers, directors, employees and related parties of such persons. These loans are made in the ordinary course of business and, in the opinion of management, do not involve more than the normal risk of collectibility, or present other unfavorable features. Such loans are made on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. The aggregate balance of loans to directors, officers and other related parties is $263,000 and $204,000 as of September 30, 2006 and September 30, 2005, respectively.

### 18. Market Value Disclosure of Financial Instruments

The fair value information for financial instruments, which is provided below, is based on the requirements of Financial Accounting Standard Board Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," and does not represent the aggregate net fair value of the Bank.

Much of the information used to determine fair value is subjective and judgmental in nature; therefore, fair value estimates, especially for less marketable securities, may vary. The amounts actually realized or paid upon settlement or maturity could be significantly different.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is reasonable to estimate that value:

A. Cash and interest bearing deposits - Fair value is estimated to be carrying value.

B. Investment securities - Fair value is estimated using quoted market prices or market estimates.

C. Loans receivable - Fair value is estimated by discounting future cash flows using the current rate for similar loans.

D. Deposits - For passbook savings, checking and money market accounts, fair value is estimated at carrying value. For fixed maturity certificates of deposit, fair value is estimated by discounting future cash flows at the currently offered rates for deposits of similar remaining maturities.

E. Advances from the FHLB of Atlanta and reverse repurchase agreements - Fair value is estimated by discounting future cash flows at the currently offered rates for advances of similar remaining maturities.

F. Off-balance sheet instruments - The fair value of commitments is determined by discounting future cash flows using the current rate for similar loans. Commitments to extend credit for other types of loans and standby letters of credit were determined by discounting future cash flows using current rates.

The carrying value and estimated fair value of financial instruments is summarized as follows:

| | For the Year Ended September 30, | | | |
|---|---|---|---|---|
| | 2006 | | 2005 | |
| | Carrying value | Estimated fair value | Carrying value | Estimated fair value |
| (In Thousands) | | | | |
| Assets: | | | | |
| Cash and interest bearing deposits | $ 19,804 | $ 19,804 | $ 4,709 | $ 4,709 |
| Investment securities | 80,157 | 79,921 | 115,798 | 115,495 |
| Loans receivable | 193,307 | 193,049 | 204,437 | 204,806 |
| Liabilities: | | | | |
| Deposits | 230,174 | 229,818 | 237,794 | 236,968 |
| Borrowings | 54,574 | 55,333 | 76,479 | 77,689 |
| Off-balance sheet instruments: | | | | |
| Commitments to extend credit | - | 10 | - | 1,362 |

### 19. Employee Benefit Plans

The Company operates a 401(k) Retirement Plan covering all full-time employees meeting the minimum age and service requirements. Contributions to the Retirement Plan are at the discretion of the Company. The Company made no contributions for the years ended September 30, 2006 and 2005.

**20. Supplemental Cash Flow Information**

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| (In Thousands) | | | |
| Cash paid during period for interest on deposits and borrowings | $ 5,331 | $ 5,861 | $ 7,777 |

**21. Segment Reporting**

The Company had two reportable segments, banking and mortgage banking. However, the mortgage-banking activities conducted in GAMC, to which the mortgage-banking segment applied, were discontinued effective March 29, 2006. The Bank operates retail deposit branches in the greater Washington, D.C./Baltimore metropolitan area. The banking segment provides retail consumers and small businesses with deposit products such as demand, transaction, and savings accounts and certificates of deposit and lending products, such as residential and commercial real estate, construction and development, consumer and commercial business loans. Further, the banking segment invests in residential real estate loans purchased from GAMC and others, and also invests in mortgage-backed and other securities. The mortgage banking activities, which were conducted principally through GAMC, included the origination of residential real estate loans either for sale into the secondary market, with servicing released or for the Bank's portfolio.

On March 29, 2006, we began the process of discontinuing the operations of the Bank's subsidiary, GAMC. It was determined that, because it was unprofitable, this business no longer fit our strategy.

In the third quarter of 2006, we applied discontinued operations accounting for GAMC. Accordingly, the income statements for all periods have been restated. The restatements primarily resulted in a reduction to previously reported levels of net interest income, a reduction in noninterest income and a reduction in noninterest expense.

Due to the unprofitable operations of GAMC, the Company recognized an additional loss of $1.5 million for the year ended September 30, 2006. In addition to the loss from operations, a non-recurring pre-tax impairment charge for long-lived assets of $996,000 was recorded and included in discontinued operations in the consolidated statements of operations.

**22. Junior Subordinated Debt Securities**

On March 20, 2002, Greater Atlantic Capital Trust I (the, "Trust"), a Delaware statutory business trust and a wholly owned Trust subsidiary of the Company issued $9.6 million aggregate liquidation amount (963,038 shares) of 6.50% cumulative preferred securities maturing on December 31, 2031, with an option to call on or after December 31, 2003. Conversion of the preferred securities into the Company's common stock may occur at any time on or after 60 days after the closing of the offering. The Company may redeem the preferred securities, in whole or in part, at any time on or after December 31, 2003. Distributions on the preferred securities are payable quarterly on March 31, June 30, September 30 and December 31 of each year beginning on June 30, 2002. The Trust also issued 29,762 common securities to the Company for $297,620. The Company purchased all the shares of the common stock. The proceeds from the sale of the preferred securities and the proceeds from the sale of the trust's common securities were utilized to purchase from the Company junior subordinated debt securities of $9,928,000 bearing interest of 6.50% and maturing December 31, 2031. All intercompany interest and equity were eliminated in consolidation.

The Trust was formed for the sole purpose of investing the proceeds from the sale of the convertible preferred securities in the corresponding convertible debentures. The Company has fully and unconditionally guaranteed the preferred securities along with all obligations of the trust related thereto. The sale of the preferred securities yielded $9.3 million after deducting offering expenses. The Company currently retained approximately $1.3 million of the proceeds for general corporate purposes. The remaining $8.0 million of the proceeds was invested in Greater Atlantic Bank to increase its capital position.

To comply with FIN46, the trust preferred subsidiary was deconsolidated in 2004, and the related securities have been presented as obligations of the Company and titled "Junior Subordinated Debt Securities" in the financial statements.

On December 19, 2006, the Company issued a news release announcing that the first quarter distribution of Greater Atlantic Capital Trust I 6.50% Cumulative Convertible Trust Preferred Securities scheduled for December 31, 2006, as well as future distributions on the Trust Preferred Securities, will be deferred.

The announcement by the Company follows advice received by Greater Atlantic Bank from the Office of Thrift Supervision that it would not approve Greater Atlantic Bank's application to pay a cash dividend to the Company.

Accordingly, the Company exercised its right to defer the payment of interest on its 6.50% Convertible Junior Subordinated Debentures Due 2031 related to the Trust Preferred Securities, for an indefinite period (which can be no longer than 20 consecutive quarterly periods).

**23. Derivative Financial Instruments**

Beginning in fiscal 2002, the Bank utilized derivative financial instruments to hedge its interest rate risk. Beginning in 2002, the Bank adopted statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The Bank bases the estimated fair values of these agreements on the cost of interest-rate exchange agreements with similar terms at available market prices, excluding accrued interest receivable and payable. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated using techniques such as discounted cash flow analysis and comparisons to similar instruments. Estimates developed using these methods are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Since those estimates are made as of a specific time, they are susceptible to material near term changes.

The Bank entered into various interest-rate swaps during fiscal year 2003 and 2002 that were sold during the fourth quarter of fiscal 2006 and totaled at that time $21 million in notional principal. The swaps paid a fixed rate with the Bank receiving payments based upon one-to three-month floating rate LIBOR. The capped range was between 1.67% - 3.01%, and expired between 1 and 5 years. The Bank also entered into various interest rate caps during fiscal year 2003 and 2002 that total $25 million in notional principal with terms between five and ten years that limit the float between a floor of 2.00%, and capped between 5.00% - 8.00%. The Bank accounts for these derivatives, under the guidelines of SFAS 133.

The Company's derivatives do not meet hedge accounting requirements under SFAS 133, and therefore, the Company carries the derivatives at their fair value on the balance sheet, recognizing changes in their fair value in current-period earnings. The Company recognized a loss of $66,000 in fiscal 2006, a gain of $836,000 in fiscal 2005 and a loss of $227,000 in fiscal 2004 related to its derivatives.

**24. Recent Accounting Standards**

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123 (Revised 2004) ("SFAS No. 123R"), "Share-Based Payment," in December 2004. SFAS No. 123R is a revision of FASB Statement 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and the Company adopted the standard in the first quarter of fiscal 2006. The adoption of this statement did not have a material impact on its consolidated financial position or results of operations.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 generally requires retrospective application to prior periods' financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. This standard was effective for the Company beginning October 1, 2006.

In July 2006, the FASB issued Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes" - an Interpretation of SFAS No. 109, "Accounting for Income Taxes." FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by a taxing authority. The term "more-likely-than-not" means a likelihood of more than 50 percent. FIN 48 is effective as of Jan. 1, 2007, with early application permitted. Any impact from the adoption of FIN 48 will be recorded directly to the beginning balance of retained earnings and reported as a change in accounting principle. We are currently evaluating the impact of this Interpretation, but do not expect it to be material.

On October 1, 2006, we adopted SFAS 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No.140." SFAS 156 was issued in March 2006 and requires all newly recognized servicing rights and obligations to be initially measured at fair value. For each class of separately recognized servicing rights and obligations retained, we have elected to continue to account for each under the amortization method which requires us to amortize servicing assets or liabilities in proportion to and over the periods of estimated net servicing income or net servicing loss.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses the SEC staff views regarding the process by which misstatements in financials statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The company does not believe SAB 108 will have a material impact on its consolidated financials statements.

In September 2006, the Financial Accounting Standards Board released Statement No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. This Statement applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. While we are currently evaluating the effect of the guidance contained in this Statement, we do not expect the implementation to have a material impact on our consolidated financial statements.

**25. Parent Company – Only Financial Statements**

Parent Company – Only Condensed Statements of Financial Condition

| | September 30, 2006 | September 30, 2005 (Restated) |
|---|---|---|
| (In Thousands) | | |
| Assets | | |
| Cash and cash equivalents | $ 60 | $ 66 |
| Loans receivable | - | - |
| Investment in subsidiary | 19,423 | 24,976 |
| Prepaid expenses and other assets | 309 | 304 |
| Total assets | $ 19,792 | $ 25,346 |
| Liabilities and stockholders' equity | | |
| Accrued interest payable on subordinated debt | $ - | $ - |
| Other liabilities | 8 | (9) |
| Total liabilities | 8 | (9) |
| Subordinated debt | 9,928 | 9,928 |
| Stockholders' equity | | |
| Common stock | 30 | 30 |
| Additional paid-in capital | 25,185 | 25,185 |
| Accumulated deficit | (15,359) | (9,788) |
| Total stockholders' equity | 9,856 | 15,427 |
| Total liabilities and stockholders' equity | $ 19,792 | $ 25,346 |

# Notes to Consolidated Financial Statements

Parent Company – Only Condensed Statements of Operations

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 (Restated) | 2004 (Restated) |
| (In Thousands) | | | |
| Interest income | $ 1 | $ - | $ 2 |
| Other income | - | - | - |
| Total interest income | 1 | - | 2 |
| Interest expense | 645 | 645 | 645 |
| Total interest expense | 645 | 645 | 645 |
| Net interest income (expense) | (644) | (645) | (643) |
| Noninterest income | | | |
| Gain (loss) on sale of investment securities | - | - | - |
| Other operating income | 19 | 19 | 19 |
| Total noninterest income | 19 | 19 | 19 |
| Noninterest expense | | | |
| Other operating expense | 149 | 142 | 135 |
| Total noninterest expense | 149 | 142 | 135 |
| Loss before income from subsidiaries | (774) | (768) | (759) |
| Equity (loss) income from subsidiaries | (4,797) | (862) | (2,730) |
| Net (loss) income | $ (5,571) | $ (1,630) | $ (3,489) |

Parent Company – Only Condensed Statements of Cash Flows

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 (Restated) | 2004 (Restated) |
| (In Thousands) | | | |
| Cash flows from operating activities: | | | |
| Net income (loss) | $ (5,571) | $ (1,630) | $ (3,489) |
| Adjustments to reconcile net loss to net cash (used in) provided by operating activities | | | |
| (Income) loss from subsidiaries | 4,797 | 862 | 2,730 |
| (Increase) decrease in assets | (5) | (1) | (283) |
| Decrease in other liabilities | 18 | (12) | (9) |
| Net cash used in operating activities | (761) | (781) | (1,051) |
| Cash flows from investing activities: | | | |
| Loan originations in excess of repayments | - | - | - |
| Investment in subsidiary | - | - | - |
| Net cash provided by investing activities | - | - | - |
| Cash flows from financing activities: | | | |
| Cash dividend from subsidiary | 755 | 800 | 500 |
| Stock options exercised | - | 33 | - |
| Net cash provided by financing activities | 755 | 833 | 500 |
| Net (decrease) increase in cash and cash equivalents | (6) | 52 | (551) |
| Cash and cash equivalents at beginning of year | 66 | 14 | 565 |
| Cash and cash equivalents at end of year | $ 60 | $ 66 | $ 14 |

### 26. Quarterly Results of Operations (In Thousands, Except Share Information) (Unaudited)

The following tables set forth the quarterly financial data, which was derived from the consolidated financial statements presented in Form 10-Qs, for the fiscal years ended September 30, 2006 and 2005.

| | For Fiscal Year 2006 | | | | |
|---|---|---|---|---|---|
| | For the Year Ended September 30, 2006 | Fourth Quarter | Third Quarter | Second Quarter (Restated) | First Quarter (Restated) |
| Interest income | $18,794 | $4,851 | $4,753 | $4,600 | $4,590 |
| Interest expense | 11,305 | 2,955 | 2,837 | 2,772 | 2,741 |
| Net interest income | 7,489 | 1,896 | 1,916 | 1,828 | 1,849 |
| Provision for loan losses | 126 | 39 | 13 | 3 | 71 |
| Net interest income, after provision for loan losses | 7,363 | 1,857 | 1,903 | 1,825 | 1,778 |
| Noninterest income | 639 | (130) | 203 | 264 | 302 |
| Noninterest expense | 11,085 | 3,216 | 2,722 | 2,627 | 2,520 |
| Income (loss) before income taxes | (3,083) | (1,489) | (616) | (538) | (440) |
| Provision for income taxes | - | - | - | - | - |
| Net income (loss) from continuing operations | (3,083) | (1,489) | (616) | (538) | (440) |
| Income (loss) from discontinued operations | (2,488) | 11 | (19) | (698) | (1,782) |
| Net income (loss) | $ (5,571) | $ (1,478) | $ (635) | $ (1,236) | $ (2,222) |
| *Basic and diluted earnings (loss) per common share:* | | | | | |
| Continuing operations | $ (1.02) | $ (0.49) | $ (0.20) | $ (0.18) | $ (0.15) |
| Discontinued operations | (0.82) | 0.01 | (0.01) | (0.23) | (0.59) |
| Net income (loss) | $ (1.84) | $ (0.48) | $ (0.21) | $ (0.41) | $ (0.74) |

| | For the Year Ended September 30, 2005 | For Fiscal Year 2005 (Restated) Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
|---|---|---|---|---|---|
| Interest income | $16,958 | $ 4,378 | $4,512 | $4,141 | $4,405 |
| Interest expense | 10,546 | 2,742 | 2,660 | 2,674 | 2,817 |
| Net interest income | 6,412 | 1,608 | 1,822 | 1,443 | 1,539 |
| Provision for loan losses | 219 | 71 | 145 | 1 | 2 |
| Net interest income, after provision for loan losses | 6,193 | 1,537 | 1,677 | 1,442 | 1,537 |
| Noninterest income | 3,173 | 455 | 139 | 1,131 | 1,448 |
| Noninterest expense | 9,889 | 2,478 | 2,433 | 2,478 | 2,500 |
| Income (loss) before income taxes | (523) | (486) | (617) | 95 | 485 |
| Provision for income taxes | - | - | - | - | - |
| Net income (loss) from continuing operations | (523) | (486) | (617) | 95 | 485 |
| Income (loss) from discontinued operations | (1,107) | (1,035) | (32) | (15) | (25) |
| Net income (loss) | $ (1,630) | $ (1,521) | $ (649) | $ 80 | $ 460 |
| *Basic and diluted earnings (loss) per common share:* | | | | | |
| Continuing operations | $ (0.17) | $ (0.16) | $ (0.21) | $ 0.04 | $ 0.16 |
| Discontinued operations | (0.37) | (0.34) | (0.01) | (0.01) | (0.01) |
| Net income (loss) | $ (0.54) | $ (0.50) | $ (0.22) | $ 0.03 | $ 0.15 |

Greater Atlantic Financial Corp.
**Directors and Officers**

**BOARD OF DIRECTORS**
Charles W. Calomiris
*Chairman of the Board*
Carroll E. Amos
*President and Chief Executive Officer*
Sidney M. Bresler
*Chief Executive of Bresler & Reiner, Inc.*
Paul J. Cinquegrana
*Principal, Washington Securities Corporation*
Jeffrey M. Gitelman
*Owner of Jeffrey M. Gitelman, D.D.S., P.C.*
Jeffrey W. Ochsman
*Partner, Friedlander, Misler, Sloan, Kletzkin and Ochsman, PLLC*
James B. Vito
*Chairman of the Board of James Vito, Inc.*

**Greater Atlantic Financial Corp.**
**OFFICERS**
Carroll E. Amos
*President and Chief Executive Officer*
David E. Ritter
*Chief Financial Officer*
Edward C. Allen
*Corporate Secretary*

**Greater Atlantic Bank**
**OFFICERS**
Carroll E. Amos
*President and Chief Executive Officer*
Edward C. Allen
*Senior Vice President, Chief Operations Officer and Corporate Secretary*
David E. Ritter
*Senior Vice President and Chief Financial Officer*
Justin R. Golden
*Senior Vice President, Consumer Lending*
Gary L. Hobert
*Senior Vice President, Commercial Business Lending*
Robert W. Neff
*Senior Vice President, Commercial Real Estate*
Sharon K. McGinley
*Vice President, Controller*
G. Cody. Sheflett, Jr.
*Vice President, Information Services*
Elizabeth K. Gardiner
*Vice President, Loan Administration*
Dolores M. Zimmerman
*Vice President, Operations*
Frederick L. Schultz
*Vice President, Commercial Business Lending*
Lisa M. Thomas
*Vice President, Sales and Marketing*

## PRODUCTS & SERVICES

**Personal Accounts**

- No Cost Checking
- Interest Checking
- Premier Checking
- Money Market Savings Account
- Premier Money Fund
- Certificates of Deposit
- 24 Hour ATM Access
- Savings Accounts
- Individual Retirement Accounts (IRAs)
- Visa Check Cards
- Credit Cards
- Safe Deposit Boxes (in selected branches)
- 24 Hour Access Line
- On Line Banking
- Bill Payment
- Overdraft Credit Protection

**Business Accounts**

- Small Business Checking
- Business Analysis Account
- Business Interest Checking
- Business Savings
- Business Credit Cards
- Money Market Investment Account
- Escrow Management Account
- Merchant Services
- Commercial Investment
- Zero Balance Checking
- Night Depository
- Lock Box Services
- Cash Management
- ACH Origination
- Courier Service

**Consumer Loans**

- Personal Lines of Credit
- Home Equity Lines
- Home Equity Loans
- Home Improvement Loans
- Personal Loans
- Automobile Loans

**Small Business Loans**

- Revolving Lines of Credit
- Equipment Financing
- Loans for Permanent Working Capital
- SBA Lending

**Mortgage Lending**

- Fixed Rate Loans
- Adjustable Rate Loans
- Balloon Loans
- First Time Home Buyer Loans
- FHA, VA Loans and VHDA
- No Documentation Loans
- Jumbo Loans

**Commercial Real Estate Loans**

- Acquisition / Development Loans
- Construction Loans, Permanent Loans and Combination Construction/Permanent Loans
- Fixed Rate Loans
- Adjustable Rate Loans
- Balloon Loans
- Flexible Amortization Periods on Adjustable and Balloon Loans

**Construction Loans**

- Individuals
- Builders
- Project Developers

## Bank Locations

### Virginia

**Administrative Office**
10700 Parkridge Boulevard, Suite P50
Reston, VA 20191
(703) 391-1300

**Branch Offices**
10700 Parkridge Boulevard, Suite 110
Reston, VA 20191
(703) 860-6677

1 South Royal Avenue
Front Royal, VA 22630
(540) 631-1185
Shannon Morrison,
*Assistant Vice President, Branch Manager*

9484 Congress Street
New Market, VA 22844
(540) 740-3898
Sandra C. Turner
*Assistant Vice President, Branch Manager*

43086 Peacock Market Plaza
South Riding, VA 20152
(703) 327-1700
Sean Biehl
*Assistant Vice President, Branch Manager*

### Maryland

11834 Rockville Pike
Rockville, MD 20852
(301) 881-1900
Geneva Dale
*Assistant Vice President, Branch Manager*

8070 Ritchie Highway
Pasadena, MD 21122
(410) 768-5300
Litticia McCombs
*Assistant Vice President, Branch Manager*

## Other Information

Internet WEB Address
www.gab.com

### Corporate Headquarters

10700 Parkridge Boulevard, Suite P50
Reston, VA 20191

Greater Atlantic Financial Corp.'s periodic reports, including the Company's form 10-K filed with the Securities and Exchange Commission, and the Company's Code of Ethics and Business Conduct are available without charge to stockholders and other interested parties. To request those publications, or if you have questions about Greater Atlantic Financial Corp., you are invited to contact:

**David E. Ritter**
Greater Atlantic Financial Corp.
10700 Parkridge Boulevard, Suite P50
Reston, VA 20191
(703) 390-0344

**Transfer Agent and Registrar**
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
www.amstock.com
Communications concerning changes of address, lost certificate and transfer requests should be directed to the transfer agent.

**General Counsel**
George W. Murphy, Jr., Esq.
Muldoon Murphy and Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

**Independent Auditors**
BDO Seidman, LLP
300 Arboretum Place, Suite 520
Richmond, Virginia 23236

**Stock Data**
The common stock of Greater Atlantic Financial Corp. commenced trading on NASDAQ's National Market under the symbol GAFC on June 25, 1999. At September 30, 2006 the company had approximately 373 stockholders of record and 3,020,934 outstanding shares of common stock. The Company's common stock had a closing price of $4.93 per share at September 30, 2006. During the year ended September 30, 2006, the stock traded at a high price of $6.05 and a low price of $4.60. The Company has not paid a dividend on its common stock. The Company's common stock is currently traded in the Pink Sheets under the symbol GAFC.PK.

**Annual Meeting**
The annual meeting of stockholders of Greater Atlantic Financial Corp. will be held on Wednesday, April 25, 2007, at 10:00 a.m. at the Holiday Inn Tysons Corner, 1960 Chain Bridge Road, McLean, Virginia 22102.

Greater Atlantic Financial Corp.

10700 Parkridge Boulevard
Reston, Virginia 20191

END